UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Central Puerto S.A. Consolidated financial statements for the six-month periods ended June 30,2026 - 1 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina FISCAL YEAR N° 35 BEGINNING JANUARY 1, 2026 FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce: – Of the articles of incorporation: March 13, 1992. – Of the last amendment to by-laws: December 29, 2022. Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations. Expiration date of the articles of incorporation: March 13, 2091. The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings. CAPITAL STRUCTURE (stated in pesos) 1,513,770,222 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.1,499,862,38113,907,8411,513,770,222Subscribed, paid-in, issued and registered Class of sharesOutstanding sharesTreasury sharesTotal - 2 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF INCOME for the six- and three-month periods ended June 30, 2026 Notes01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025ARS 000ARS 000ARS 000ARS 000Revenues41,040,177,268 437,886,905 696,613,450 214,516,305 Cost of sales Exhibit F(696,826,026) (281,011,999) (494,767,952) (154,826,217) Gross income343,351,242 156,874,906 201,845,498 59,690,088 Administrative and selling expenses(68,495,076) (41,066,798) (37,057,340) (17,894,183) Other operating income5.138,002,926 49,041,493 16,469,984 32,577,857 Other operating expenses5.2(5,579,730) (4,201,476) (2,872,392) (2,934,957) Operating income307,279,362 160,648,125 178,385,750 71,438,805 Loss on net monetary position (1)(1,276,002) (16,429,234) (674,832) (4,024,243) Finance income5.326,275,860 56,830,368 2,074,276 33,576,668 Finance expenses5.4(41,141,802) (90,258,732) (21,651,456) (60,339,925) Share of the profit of associates(1,938,456) 52,483,159 (1,095,436) 10,580,639 Result from investments in entities measured at fair value48,384,336 40,658,085 21,891,396 32,317,178 Income before income tax337,583,298 203,931,771 178,929,698 83,549,122 Income tax for the period(5,191,446) (27,743,019) (42,551,052) 1,470,566 Net income for the period332,391,852 176,188,752 136,378,646 85,019,688 Attributable to:– Equity holders of the parent316,169,880 173,362,731 128,626,952 85,641,743 – Non-controlling interests16,221,972 2,826,021 7,751,694 (622,055) 332,391,852 176,188,752 136,378,646 85,019,688 Earnings per share:Basic and diluted (ARS)210.80 115.37 85.76 57.00 Exhibit H6 monthsUnaudited6 3 monthsUnaudited (1) Corresponds to subsidiaries whose functional currency is the Argentine peso. See Note 2.2.3. - 3 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the six- and three-month periods ended June 30, 2026 Notes01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025ARS 000ARS 000ARS 000ARS 000Net income for the period332,391,852 176,188,752 136,378,646 85,019,688 Other comprehensive income for the periodOther comprehensive income not to be reclassified to income in subsequent periodsForeign currency translation adjustment (1)48,546,250 - 179,767,350 - Other comprehensive income to be reclassified to income in subsequent periodsForeign currency translation adjustment (2)48,600,708 - 2,904,878 - Other comprehensive income for the period97,146,958 - 182,672,228 - Total comprehensive income for the period429,538,810 176,188,752 319,050,874 85,019,688 Attributable to:– Equity holders of the parent412,188,157 173,362,731 306,919,680 85,641,743 – Non-controlling interests17,350,653 2,826,021 12,131,194 (622,055) 429,538,810 176,188,752 319,050,874 85,019,688 6 months 3 monthsUnauditedUnaudited (1) Corresponds to the foreign exchange difference resulting from the translation to presentation currency process described in Note 2.2.2. (2) Corresponds to the foreign exchange differences generated by the translation process of subsidiaries whose functional currency differs from that of the Company. See Note 2.2.3. - 4 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of June 30, 2026 06-30-202612-31-2025Notes Unaudited AuditedARS 000ARS 000Non-current assetsProperty, plant and equipmentExhibit A2,514,782,088 2,345,654,169 Intangible assetsExhibit B121,378,764 40,473,069 Piedra del Águila Hydroelectric Plant concession357,016,764 - Biological assets230,256,858 191,637,865 Investments in associates56,441,970 28,597,156 Inventories14,064,180 12,616,367 Other non-financial assets8.125,881,648 11,510,998 Trade and other receivables7.196,780,528 128,190,179 Other financial assets7.4309,260,796 184,566,743 Deferred tax asset666,060,150 4,177,107 3,791,923,746 2,947,423,653 Current assetsBiological assets16,278,288 13,326,868 Inventories57,740,202 28,256,203 Other non-financial assets8.157,113,316 22,513,960 Trade and other receivables7.1742,182,636 320,407,780 Other financial assets7.4257,789,454 300,180,651 Cash and cash equivalents6,640,842 37,680,683 1,137,744,738 722,366,145 Total assets4,929,668,484 3,669,789,798 Equity and liabilitiesCapital stock1,499,862 1,499,862 Adjustment to capital stock569,986,014 559,576,397 Treasury shares13,908 13,908 Comprehensive adjustment of treasury shares4,322,424 4,242,126 Cost of treasury shares(8,694,894) (8,536,133) Legal reserve115,164,604 142,339,738 Voluntary reserve1,010,455,758 992,046,623 Other equity accounts(48,883,770) (47,993,780) Voluntary reserve for future dividends distribution954,872,000 575,633,604 Retained earnings316,169,880 332,495,992 Accumulated other comprehensive income48,600,708 - Equity attributable to holders of the parent2,963,506,494 2,551,318,337 Non-controlling interests98,167,680 64,799,571 Total equity3,061,674,174 2,616,117,908 Non-current liabilitiesOther non-financial liabilities8.215,455,778 21,740,625 Lease liabilities27,162,096 1,635,420 Loans and borrowings7.3675,215,502 348,936,328 Compensation and employee benefits liabilities8.310,888,254 9,711,512 Provisions17,554,290 7,855,229 Income tax payable – Payment facilities plan14,528,046 8,936,599 Deferred income tax liabilities6215,401,290 247,377,701 976,205,256 646,193,414 Current liabilitiesTrade and other payables7.2296,881,650 124,200,105 Other non-financial liabilities8.2128,244,870 55,889,270 Lease liabilities1,976,988 448,397 Loans and borrowings7.3320,500,284 144,088,726 Compensation and employee benefits liabilities8.341,995,434 43,560,463 Income tax payable97,862,388 35,847,171 ProvisionsExhibit E4,327,440 3,444,344 891,789,054 407,478,476 Total liabilities1,867,994,310 1,053,671,890 Total equity and liabilities4,929,668,484 3,669,789,798 - 5 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the six-month period ended June 30, 2026 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsAccumulated other comprehensive incomeTotalNon-controlling interestsTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20261,499,862 559,576,397 13,908 4,242,126 (8,536,133) 142,339,738 992,046,623 (47,993,780) 575,633,604 332,495,992 - 2,551,318,337 64,799,571 2,616,117,908 Net income for the period- - - - - - - - 316,169,880 - 316,169,880 16,221,972 332,391,852 Other comprehensive income for the period- 10,409,617 - 80,298 (158,761) 2,098,145 18,409,135 (889,990) 17,469,125 - 48,600,708 96,018,277 1,128,681 97,146,958 Total comprehensive income for the period- 10,409,617 - 80,298 (158,761) 2,098,145 18,409,135 (889,990) 17,469,125 316,169,880 48,600,708 412,188,157 17,350,653 429,538,810 Resolutions of the General Shareholders' Meeting held on April 30, 2026:- Increase in voluntary reserve for future dividends distribution- - - - - (29,273,279) - - 361,769,271 (332,495,992) - - - - Dividends in cash distributed by a subsidiary (1)- - - - - - - - - - - - (2,503,098) (2,503,098) Capital contribution to a subsidiary (Note 10)- - - - - - - - - - - - 18,520,554 18,520,554 As of June 30, 20261,499,862 569,986,014 13,908 4,322,424 (8,694,894) 115,164,604 1,010,455,758 (48,883,770) 954,872,000 316,169,880 48,600,708 2,963,506,494 98,167,680 3,061,674,174 Attributable to holders of the parentCapital stockContributions from ownersRetained earnings (1) Corresponds to the dividend distribution resolved by the General Shareholders' Meeting held on April 21, 2026 of the subsidiary Central Vuelta de Obligado S.A. - 6 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the six-month period ended June 30, 2025 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsTotalNon-controlling interestsTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20251,502,618 616,499,862 9,978 4,679,462 (4,382,733) 121,970,289 867,978,854 (42,666,430) 447,615,056 58,596,501 2,071,803,457 72,575,886 2,144,379,343 Net income for the period- - - - - - - - - 173,362,731 173,362,731 2,826,021 176,188,752 Other comprehensive income for the period- - - - - - - - - 173,362,731 173,362,731 2,826,021 176,188,752 Resolutions of the General Shareholders' Meeting held on April 30, 2025:- Increase in legal reserve - - - - - 2,568,095 - - - (2,568,095) - - - - Increase in voluntary reserve for future dividends distribution- - - - - - - - 56,028,406 (56,028,406) - - - Equity transactions (Note 10)- - - - - - - 676,443 - (12,040,250) (11,363,807) (20,668,141) (32,031,948) Dividends in cash distributed by a subsidiary (1)- - - - - - - - - - - (883,589) (883,589) As of June 30, 20251,502,618 616,499,862 9,978 4,679,462 (4,382,733) 124,538,384 867,978,854 (41,989,987) 503,643,462 161,322,481 2,233,802,381 53,850,177 2,287,652,558 Attributable to holders of the parentContributions from ownersCapital stockRetained earnings (1) Corresponds to the dividend distribution resolved by the General Shareholders' Meeting held on May 14, 2025 of the subsidiary Central Vuelta de Obligado S.A. - 7 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CASH FLOWS for the six-month period ended June 30, 2026 06-30-202606-30-2025ARS 000ARS 000Operating activitiesIncome for the period before income tax337,583,298 203,931,771 Adjustments to reconcile income for the period before income tax to net cash flows:Depreciation of property, plant and equipment109,171,530 59,945,714 Amortization of intangible assets1,812,486 987,853 Piedra del Águila Hydroelectric Plant concession6,051,006 - Gain (loss) on disposal of property, plant and equipment3,055,884 518,703 Charge for discount of tax credits(22,230) 75,548 Interest earned from customers(8,450,364) (8,753,980) Finance income(26,275,860) (56,830,368) Finance expenses41,141,802 90,258,732 Insurance recovery collected(760,266) (6,901,062) Share of the profit of associates1,938,456 (52,483,159) Result from acquisition of investments in companies(48,384,336) (40,658,085) Movements in provisions and long-term employee benefit plan expense3,073,668 2,680,126 Biological assets revaluation(16,568,760) (11,272,453) Foreign exchange difference for trade receivables- (21,325,050) Loss on net monetary position1,276,002 3,465,243 Working capital adjustments:Increase in trade and other receivables(382,040,707) (14,205,331) Increase in other non-financial assets, inventories and biological assets(88,165,662) (12,179,431) Increase in trade payables, other payables, other non-financial liabilities, lease liabilities and employee benefits liabilities254,785,440 15,519,767 Interest received from customers6,353,334 10,107,912 Income tax paid(35,073,012) (26,253,893) Tax interest paid(1,868,802) (123,509) Natural gas transportation services paid(14,173,848) - Insurance recovery collected760,266 9,989,708 Net cash flows provided by operating activities145,219,325 146,494,756 Investing activitiesPurchase of property, plant and equipment(167,116,248) (113,789,371) Dividends collected- 23,480,133 Acquisition of the Piedra del Águila Hydroelectric Plant Concession(363,090,000) - Acquisition of associates and hydrocarbon exploration and evaluation assets(81,969,420) (5,172,973) Acquisition of other financial assets, net(1,044,810) (26,788,044) Capital contributions to associates(12,597,000) - Net cash flows used in investing activities(625,817,478) (122,270,255) Financing activitiesBank and investment accounts overdrafts received103,459,902 5,225,331 Bank and investment accounts overdrafts paid(17,345,328) (25,027,340) Loans received699,097,932 31,636,257 Loans paid(320,211,294) (17,785,646) Direct financing and loans refinancing costs paid(20,039,604) (14,327,747) Bank fees and expenses paid(5,007,678) (736,822) Dividends paid- (883,590) Net cash flows provided by (used in) financing activities439,953,930 (21,899,557) (Decrease) Increase in cash and cash equivalents(40,644,223) 2,324,944 Exchange difference, translation differences and other financial results9,604,382 571,939 RECPAM generated by cash and cash equivalents- (930,245) Cash and cash equivalents as of January 137,680,683 4,422,490 Cash and cash equivalents as of June 306,640,842 6,389,128 Unaudited -8 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the six-month period ended June 30, 2026 1. Corporate information and principal activity of the Group Central Puerto S.A. (hereinafter the “Company”, or “CPSA”) and the companies that make up the economic group (hereinafter the “Group”) form an integrated group of companies related to the energy sector, which mainly engages in electric power generation activities. CPSA was incorporated pursuant to Executive Order No. 122/92 issued by the National Executive Branch (“PEN”), in accordance with Law No. 24,065, which declared the electricity generation, transmission, distribution and commercialization activities carried out by Servicios Eléctricos del Gran Buenos Aires S.A. subject to full privatization. On April 1, 1992, the Awardee Consortium took possession of Central Puerto S.A., thereby initiating the operations of the new company. Our shares are listed on the BYMA (“Bolsas y Mercados Argentinos”), and, since February 2, 2018, on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”. In order to carry out its electric power generation activity, the Group owns the following assets: – The Puerto Nuevo and Nuevo Puerto thermal power plants, located in the Autonomous City of Buenos Aires, with a total installed thermal capacity of 1,747 MW, consisting of one combined-cycle plant and steam turbine units. – Thermal power plants located in Luján de Cuyo, Province of Mendoza, with a combined installed capacity of 576 MW and steam production capacity of 125 tn/h. – The concession of the Piedra del Águila Hydroelectric Complex, located on the Limay River, in the Province of Neuquén, which has four generating units of 360 MW each. – The Brigadier López combined-cycle thermal power plant located in Sauce Viejo, Province of Santa Fe, with an installed capacity of 421 MW. – The thermal cogeneration plant Terminal 6 - San Lorenzo located in the Municipality of Puerto General San Martín, Santa Fe Province, with an installed capacity of 391 MW and a steam production capacity of 340 tn/h. – The thermal station Costanera located in the City of Buenos Aires, composed of four steam turbine units with an installed capacity of 661 MW and two combined-cycle power plants with a capacity of 1,128 MW. – Generation plants using renewable energy sources with 568.8 MW of commercially enabled renewable energy capacity, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (vi) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW, (viii) solar farm Guañizuil II A 100 MW, (ix) solar farm Cafayate 80 MW; and (x) solar farm San Carlos 15 MW. -9 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. – Equity interests in Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which operate thermal generation plants with installed capacities of 865 MW and 873 MW, respectively, and in Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose was the management of the construction and currently the operation of a combined-cycle power plant, with a capacity of 816 MW. On July 19, 2018, the National Gas Regulatory Authority (Enargas) registered the Company in the Enargas Registry of Traders and Trading Agreements. Later, on March 22, 2024, the controlled company Puerto Energía S.A.U. was also registered as a natural gas trader in said registry, and on September 20, 2024, it was authorized to join the Wholesale Electricity Market (“MEM”) as a Commercial Participant. Through Proener S.A.U., a company fully controlled by CPSA, the Group participates in the forestry sector since Proener S.A.U. is the controlling company of: a) Forestal Argentina S.A., owner of forestry assets consisting of approximately 141,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 77,500 hectares are considered plantable, and approximately 67,000 hectares are currently planted with eucalyptus and pine; and b) Loma Alta Forestal S.A., owner of forestry assets consisting of approximately 19,400 hectares in the province of Corrientes, of which approximately 10,400 hectares are planted with pine. Also, the Group has begun to participate in the mining sector through an equity interest in the Diablillos silver and gold mining project located in northwestern Argentina and an equity interest in the Tres Cruces lithium mining project located in the province of Catamarca. Additionally, as from April 2026, the Group has begun to participate in the oil sector through the incorporation of the hydrocarbon concession over the block known as Aguada del Chivato / Aguada Bocarey, located in the Neuquén Basin (see Note 11.2). Lastly, until September 30, 2025, the Group was linked to the natural gas distribution sector in the Cuyo and Central regions of Argentina through its equity investments in the associate companies belonging to the ECOGAS Group. The issuance of the Group’s consolidated financial statements for the six-month period ended June 30, 2026 was approved by the Company’s Board of Directors on August 11, 2026. 1.1. Summary of the Argentine Electricity Market Transactions among different participants in the electricity industry take place through the Wholesale Electricity Market (“MEM”) which is a market in which generators, distributors and large users of electricity buy and sell electricity at prices determined by supply and demand (“Forward Market”) and also, where prices are established on an hourly basis based on the marginal cost of production, represented by the short-term marginal cost measured in the interconnected system (“Spot Market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-governmental organization that was established to administer the MEM and functions as a clearinghouse for the different market participants operating in the MEM. Its main functions include the operation of the MEM, the dispatch of generation and the calculation of prices in the Spot Market, the real-time operation of the electricity system and the administration of commercial transactions in the electricity market. After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel used for -10 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. generation also increased. The increasing generation costs combined with the freezing of rates for the final user decided at that time by the National Government led to a permanent deficit in CAMMESA’s accounts, which faced difficulties in paying generators for energy purchases. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity system operating despite the deficit. During 2025, following the issuance of National Executive Branch Decree No. 450/2025, amendments and modifications to Electricity Laws No. 15,336 and No. 24,065, which constitute the Electricity Regulatory Framework, were approved pursuant to the delegation established by the “Ley de Bases” (see Note 13). The delegation aimed to restore the objective of reducing the intervention of the National Government in the pricing and contracting system in order to provide greater freedom to private sector participants and enhanced legal certainty to ensure long-term energy supply. In addition, the federal electricity regime was strengthened by preserving the primacy of the national regulatory framework over local provisions, so as not to hinder the free circulation of energy. Accordingly, on October 20, 2025, the Secretariat of Energy issued Resolution No. 400/2025, which approved the “Rules for MEM Normalization and its Progressive Adaptation”, through which the amendments to the MEM regulations set forth in Decree No. 450/2025 were implemented, effective as of November 1, 2025. The main objective of these rules was to reformulate the MEM in order to establish a pricing system based on marginal costs, decentralize fuel management and allow demand to contract its supply through the Forward Market (“MAT”). Provisions on Hydroelectric Power Plants As from July 11, 2023, through successive resolutions issued by the Secretariat of Energy (“SE”), the term to continue the operation of the Piedra del Águila Hydroelectric Power Plant was extended until January 8, 2026. On August 12, 2024, National Executive Branch Decree No. 718/2024 was published in the Official Gazette, which established that the Secretariat of Energy would call for a National and International Public Tender in order to proceed with the sale of the shareholding interests of the companies created for each of the hydroelectric power plants of the Comahue region. On August 20, 2025, Resolution No. 1200 of the Ministry of Economy was published, which initiated the sale of the shareholding interests of the following hydroelectric power plants: (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A. and (iv) Piedra del Águila Hidroeléctrica Argentina S.A. (“PDAHA”), and approved the Terms and Conditions of the Tender. Within the framework of the tender process, the Ministry of Economy awarded 100% of the shares of PDAHA (the new concessionaire company of the Piedra del Águila Hydroelectric Complex) to CPSA as sole shareholder for a total consideration of USD 245 million. Such amount was paid by CPSA on January 5 and 6, 2026. As a result thereof, and upon compliance with the requirements set forth in the tender process and in the share transfer agreement, on January 9, 2026: (a) the National Government transferred the shares of PDAHA to CPSA; (b) the National Government and PDAHA ratified the terms of the Concession Agreement for the operation of the Piedra del Águila Hydroelectric Complex for a term of 30 years; and (c) PDAHA took possession of the Hydroelectric Complex. -11 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. This transaction was recorded under the account “Piedra del Águila Hydroelectric Concession” in the statement of financial position as of June 30, 2026. 2. Basis of preparation of the consolidated financial statements 2.1. Professional accounting standards applied The Group prepares its condensed consolidated financial statements in accordance with the applicable regulations of the Argentine National Securities Commission (“CNV”) set forth in Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under Article 1 of this section of the Regulations, issuers of marketable securities must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which provides for the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), together with their amendments and IFRS adoption circulars that FACPCE may issue in accordance with such Technical Resolution. In particular, condensed interim financial statements for interim periods must apply International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. 2.2. Basis of presentation and consolidation These condensed consolidated financial statements for the six-month period ended June 30, 2026 have been prepared applying the financial reporting framework prescribed by the CNV as mentioned in note 2.1. In preparing these condensed consolidated financial statements, the Group has applied the main accounting policies and the significant accounting judgments, estimates and assumptions described in notes 2.3 and 2.4 to the financial statements for the year ended December 31, 2025, already issued, except for matters related to the definition of functional currency, as explained in Note 2.2.1, and those related to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. These condensed consolidated financial statements include all the information necessary for a proper understanding by users thereof of the relevant facts and transactions that occurred after the issuance of the last annual financial statements for the year ended December 31, 2025 and up to the date of issuance of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements do not include all the information nor all the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2025. The Group’s condensed consolidated financial statements are presented in Argentine pesos, which constitute the entity’s presentation currency, while its functional currency is the United States dollar. The process for translating the functional currency into the presentation currency is described in Note 2.2.1. All values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated. 2.2.1. Functional currency The Company has changed its functional currency from Argentine pesos to United States dollars (“USD”) with effect from January 1, 2026, as a result of changes in the relevant facts and circumstances affecting its primary economic environment. -12 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. In particular, the Company considered, among other factors, the modification in the regulatory framework applicable to the electricity market, established by Resolution No. 400/2025 issued by the Secretariat of Energy, which provides that a significant portion of its revenues is denominated in United States dollars. Based on these factors, the Company concluded that, as of January 1, 2026, the United States dollar is the currency of the primary economic environment in which the Company operates. The change in functional currency has been accounted for prospectively from January 1, 2026, in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates (“IAS 21”). 2.2.2. Presentation currency and translation basis In accordance with Argentine National Securities Commission (“CNV”) General Resolution (“GR”) No. 562, the Group is required to present its financial statements in Argentine pesos as its presentation currency. On the other hand, on November 13, 2025, the International Accounting Standards Board (“IASB”) issued Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21 (the “Amendments”). The Amendments are intended to improve the usefulness of the resulting information in a cost-effective manner. The Amendments are effective for annual periods beginning on or after January 1, 2027, but may be applied earlier. In this regard, the Group has elected to apply them early during 2026. The Amendments indicate that if an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, paragraph 41A of amended IAS 21 requires that its results and financial position be translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) at the closing exchange rate at the date of the most recent statement of financial position. Accordingly, and as a result of the change in functional currency described in Note 2.2.1, the condensed financial statements as of June 30, 2026 prepared in the Group’s functional currency were translated into the presentation currency using the exchange rate as of June 30, 2026, ARS 1,482 per USD 1, for: – all assets, liabilities, income and expenses; and – all equity items, except for “Capital stock – Face value” and “Capital stock – Treasury shares”, which were maintained in historical Argentine pesos, and the effects of the translation were recognized in the “Adjustment to capital stock” and “Comprehensive adjustment of treasury shares” accounts in the consolidated statement of changes in equity, respectively. As mentioned in Note 2.4, comparative financial information as of December 31, 2025 and June 30, 2025 is expressed in the currency of purchasing power as of December 2025 and June 2025, respectively. 2.2.3. Effects of the translation of investments in subsidiaries with a functional currency corresponding to a hyperinflationary economy IAS 21 requires that the financial statements of a subsidiary whose functional currency is that of a hyperinflationary economy be restated in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” before being included in the separate financial statements of its parent whose functional currency is that of a non-hyperinflationary economy. -13 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. In accordance with the aforementioned guidelines, the assets, liabilities, income, expenses and equity items of subsidiaries whose functional currency is the Argentine peso were translated into United States dollars at the exchange rate as of the closing date of these financial statements. 2.3. Foreign currency transactions and balances The Group considers as foreign currency transactions all those transactions that have been carried out in a currency other than the functional currency determined by the Group. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from the settlement of any transaction and from the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income, unless they are capitalized. 2.4. Comparative information Comparative information as of December 31, 2025 and June 30, 2025 is presented as it was included in the financial statements for such year / period. As a result, such comparative information as of December 31, 2025 and June 30, 2025 is expressed in the currency of purchasing power as of December 2025 and June 2025, respectively. Circumstances such as the change in functional currency mentioned in Note 2.2.1 and those described in the preceding paragraph limit the comparability of the balances as of June 30, 2026 with the corresponding balances as of December 31, 2025 and June 30, 2025. In Note 2.2.2 to the consolidated financial statements for the year ended December 31, 2025, already issued, the effects of the application of IAS 29 up to that date are disclosed. 2.5. Changes in significant accounting policies New standards and interpretations adopted As from the year beginning on January 1, 2026, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. In this regard, as mentioned in Note 2.2.2 above, the Company has decided to apply the Amendments to IAS 21 described therein early. A brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements is presented below: Amendments to the Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7 In May 2024, the IASB issued the Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”). The Amendments include: -14 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. – The clarification that financial liabilities should be derecognized on the “settlement date” and the inclusion of an accounting policy option (provided that specific conditions are met) to derecognize financial liabilities settled through an electronic payment system before the settlement date. – Additional guidance on how to assess the contractual cash flows of financial assets with environmental, social and governance (“ESG”) features and similar features. – Clarifications regarding what is included in the term “non-recourse features” and what constitutes the features of contractually linked instruments. – The introduction of disclosures about financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI). The Amendments have not had a material impact on the Group’s consolidated financial statements. Annual Improvements to IFRS Accounting Standards – Volume 11 In July 2024, the IASB issued nine limited-scope amendments as part of its periodic maintenance of IFRS Accounting Standards. The amendments include clarifications, simplifications, corrections or changes intended to improve the consistency of IFRS 1, First-time Adoption of International Financial Reporting Standards, IFRS 7, Financial Instruments: Disclosures and its related Implementation Guidance, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements, and IAS 7, Statement of Cash Flows. The amendments have not had a material impact on the Group’s consolidated financial statements. Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7 In December 2024, the IASB issued the Amendments to IFRS 9 and IFRS 7 – Nature-dependent electricity contracts. The Amendments apply only to nature-dependent electricity contracts and: – Clarify the application of the “own use” requirements for contracts within the scope. – Modify the designation requirements for a hedged item in a cash flow hedge relationship for contracts within the scope. – Introduce new disclosure requirements to enable investors to understand the effect of these contracts on the entity’s financial performance and cash flows. The Amendments have not had a material impact on the Group’s consolidated financial statements. -15 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 3. Operating segments The following table provides summary information about the operating segments of the Group for the six-month periods ended June 30, 2026 and 2025: Electric Power Generation from conventional sourcesElectric Power Generation from renewable sourcesForest activityOil and gas activitiesOthersAdjustments and Eliminations (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Revenues873,644,928 136,659,666 13,935,246 1,902,888 14,034,540 - 1,040,177,268 Cost of sales(608,706,306) (58,756,854) (13,935,246) (3,119,610) (12,308,010) - (696,826,026) Administrative and selling expenses(57,686,850) (4,998,786) (4,453,410) (865,488) (5,065,476) 4,574,934 (68,495,076) Other operating income18,605,028 1,422,720 17,247,516 414,960 312,702 - 38,002,926 Other operating expenses1,375,296 (4,220,736) (1,993,290) (305,292) (435,708) - (5,579,730) Operating income227,232,096 70,106,010 10,800,816 (1,972,542) (3,461,952) 4,574,934 307,279,362 Less:Depreciation of property, plant and equipment 81,253,614 25,853,490 1,840,644 - 223,782 - 109,171,530 Amortization of intangible assets920,322 892,164 - - - - 1,812,486 Amortization of the Piedra del Águila Hydroelectric Concession- 6,051,492 - - - - 6,051,492 Non-recurring operating results (3)(13,983,794) - (16,568,760) - - - (30,552,554) Adjusted EBITDA295,422,238 102,903,156 (3,927,300) (1,972,542) (3,238,170) 4,574,934 393,762,316 Operating income307,279,362 Other results (4)25,112,490 Net income 332,391,852 Total assets3,231,435,007 856,169,184 447,934,500 102,606,270 291,523,523 - 4,929,668,484 Total liabilities(1,496,447,934) (292,780,956) (57,420,090) (11,558,118) (9,787,212) - (1,867,994,310) Electric Power Generation from conventional sourcesElectric Power Generation from renewable sourcesForest activityOil and gas activitiesOthersAdjustments and Eliminations (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Revenues320,703,596 96,884,037 8,317,856 281,582,987 8,151,243 (277,752,814) 437,886,905 Cost of sales(234,291,863) (27,289,651) (10,149,841) (174,097,718) (6,262,326) 171,079,400 (281,011,999) Administrative and selling expenses(24,844,179) (9,607,187) (4,405,875) (46,699,304) (2,209,557) 46,699,304 (41,066,798) Other operating income(778,550) 37,916,190 11,900,296 5,591,773 3,557 (5,591,773) 49,041,493 Other operating expenses1,189,810 (2,464,332) (2,924,781) (6,965,168) (2,173) 6,965,168 (4,201,476) Operating income61,978,814 95,439,057 2,737,655 59,412,570 (319,256) (58,600,715) 160,648,125 Less:Depreciation of property, plant and equipment 39,021,218 19,344,720 1,503,701 14,302,809 76,075 (14,302,809) 59,945,714 Amortization of intangible assets440,000 547,853 - 690,357 - (690,357) 987,853 Non-recurring operating results (3)(32,925,268) - (11,272,453) - - - (44,197,721) Adjusted EBITDA68,514,764 115,331,630 (7,031,097) 74,405,736 (243,181) (73,593,881) 177,383,971 Operating income160,648,125 Other results (4)15,540,627 Net income 176,188,752 Total assets1,872,969,604 812,861,303 411,545,688 704,554,271 100,537,028 (703,907,899) 3,198,559,995 Total liabilities(556,310,696) (296,938,779) (42,376,904) (286,986,148) (15,281,058) 286,986,148 (910,907,437) As of June 30, 2026As of June 30, 2025 (1) Includes the results of associates ECOGAS Group and TGM as of June 30, 2025, and the results related to the resale of gas transportation capacity as of that date. (2) Includes adjustments and eliminations related to investments accounted for using the equity method. (3) Includes gains from growth and revaluation of biological assets, interest and foreign exchange differences related to loans under the CVO agreement, and results from the Brigadier López Trust arbitration. (4) Includes gain or loss on net monetary position, finance income and expenses, share in the net results of associates, results from investments in entities measured at fair value, and income tax. -16 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 4. Revenues ARS 000ARS 000ARS 000ARS 000Spot market revenues513,530,784 232,304,098 331,283,680 108,059,221 Sales under contracts476,544,510 163,910,486 336,531,326 84,077,664 Steam sales20,288,580 21,373,049 13,171,280 12,625,393 Forest activity revenues13,935,246 8,317,856 7,575,282 3,858,498 Resale of gas transport and distribution capacity4,145,154 3,830,173 1,458,546 1,881,799 Revenue from oil and gas activities1,902,888 - 1,902,888 - Revenues from CVO thermal plant management9,830,106 8,151,243 4,690,448 4,013,730 Total revenues1,040,177,268 437,886,905 696,613,450 214,516,305 6 months 3 months04-01-2025 al 06-30-202501-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-2026 5. Other income and expenses 5.1. Other operating income ARS 000ARS 000ARS 000ARS 000Interest earned from customers10,319,166 (1)8,877,489 (1)5,525,008 (3)5,419,197 (3)Foreign exchange difference, net- 21,325,050 (2)- 13,337,316 (4)Insurance recovery760,266 6,901,062 760,266 6,557,914 Recovery related to discount of tax credits22,230 - 118 - Net recovery of the allowance for doubtful accounts and other receivables (Exhibit E)186,732 - 186,732 - Income for growth and revaluation of biological assets16,568,760 11,272,453 1,229,942 6,613,980 Brigadier López Trust Arbitration6,340,323 - 6,340,323 - Others3,805,449 665,439 2,427,595 649,450 Total other operating income38,002,926 49,041,493 16,469,984 32,577,857 04-01-2026 al 06-30-2026 3 months04-01-2025 al 06-30-20256 months01-01-2026 al 06-30-202601-01-2025 al 06-30-2025 (1) Includes 7,643,471 and 8,196,433 related to receivables under the CVO agreement for the six-month periods ended June 30, 2026 and 2025, respectively. (2) Includes 24,728,835 related to receivables under the CVO agreement for the six-month period ended June 30, 2025. (3) Includes 4,431,358 and 4,051,969 related to receivables under the CVO agreement for the three-month periods ended June 30, 2026 and 2025, respectively. (4) Includes 17,683,955 related to receivables under the CVO agreement for the three-month period ended June 30, 2025. 5.2. Other operating expenses ARS 000ARS 000ARS 000ARS 000Forestry expenses(1,993,290) (2,694,631) (818,590) (1,971,770) Net charge related to the provision for lawsuits and claims (Exhibit E)(1,086,306) (420,533) (434,002) (253,432) Trade and tax interests(1,868,802) (123,509) (1,730,602) (65,235) Charge for discount of tax credits- (75,548) - 31,164 Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)- (93,366) 153,402 (57,938) Claims expenses(268,242) - (18,100) - Others(363,090) (793,889) (24,500) (617,746) Total other operating expenses (5,579,730) (4,201,476) (2,872,392) (2,934,957) 6 months 3 months04-01-2025 al 06-30-202501-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-2026 -17 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 5.3. Finance income ARS 000ARS 000ARS 000ARS 000Interest earned1,476,072 1,721,562 732,556 1,224,270 Foreign exchange differences and gains (losses) on financial assets at fair value through profit or loss (1).24,181,794 55,108,806 (376,346) 32,352,398 Interest rate swap expense617,994 - 1,718,066 - Total finance income26,275,860 56,830,368 2,074,276 33,576,668 6 months 3 months01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025 (1) Net of turnover tax of 75,779 and 79,846 for the six-month periods ended June 30, 2026 and 2025, respectively. 5.4. Finance expenses ARS 000ARS 000ARS 000ARS 000Interest on loans(35,212,320) (18,849,410) (17,255,994) (8,558,739) Foreign exchange differences- (67,657,837) - (50,400,757) Bank commissions for loans and others(5,007,678) (2,248,402) (3,563,488) (1,132,603) Interest rate swap expense- (1,476,344) - (232,152) Others(921,804) (26,739) (831,974) (15,674) Total finance expenses(41,141,802) (90,258,732) (21,651,456) (60,339,925) 6 months 3 months01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025 6. Income tax The main components of income tax for the six-month periods ended June 30, 2026 and 2025 are as follows: Consolidated statement of income ARS 000ARS 000ARS 000ARS 000Current income taxIncome tax charge for the period(103,316,148) (36,725,495) (53,477,082) (11,044,983) Variation between provision and tax return(251,940) 28,671,381 950,400 28,671,381 Deferred income taxRelated to the net variation in temporary differences98,376,642 (19,688,905) 9,975,630 (16,155,832) Income tax(5,191,446) (27,743,019) (42,551,052) 1,470,566 6 months 3 months01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025 The reconciliation between income tax in the consolidated statement of income and accounting income multiplied by the applicable tax rate for the six-month periods ended June 30, 2026 and 2025 is as follows: -18 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. ARS 000ARS 000ARS 000ARS 000Income before income tax337,583,298 203,931,771 178,929,698 83,549,122 At statutory income tax rate 35%(118,154,154) (71,376,120) (62,625,394) (29,242,193) Effect of dividends received from associates- 8,188,893 - 3,881,552 Effect related to the discount of income tax payable11,838,216 (4,831,790) 8,930,488 (3,423,815) Variation between provision and tax return(251,940) 28,671,381 950,400 28,671,381 Loss on net monetary position and inflation accounting effect96,442,632 (3,135,869) 51,198,716 (8,241,336) Used tax-loss carryforwards(2,525,328) 6,422,580 (5,427,528) 6,422,580 Effect of a change in functional currency(8,801,598) - (45,962,196) - Foreign exchange effect9,028,344 - 7,447,336 - Others7,232,382 8,317,906 2,937,126 3,402,397 Income tax for the period(5,191,446) (27,743,019) (42,551,052) 1,470,566 04-01-2026 al 06-30-202604-01-2025 al 06-30-20256 months 3 months01-01-2026 al 06-30-202601-01-2025 al 06-30-2025 Deferred income tax Deferred income tax relates to the following: 12-31-2025Translation differencesCharge recognized in income for the period06-30-2026ARS 000ARS 000ARS 000ARS 000Trade receivables405,778 7,700 (234,156) 179,322 Other financial assets(50,186,515) (930,629) (11,224,668) (62,341,812) Provisions and others(16,140,919) (300,389) 4,351,152 (12,090,156) Employee benefit liability4,791,236 87,508 198,588 5,077,332 Property, plant and equipment - Material & spare parts - Intangible assets(173,225,124) (3,214,386) 103,056,798 (73,382,712) Deferred tax income(18,940,885) (351,791) 4,097,730 (15,194,946) Tax loss carry-forward9,718,562 179,716 (1,699,854) 8,198,424 Tax inflation adjustment - Asset385,342 5,906 (177,840) 213,408 Tax inflation adjustment - Liability(8,069) (823) 8,892 - Deferred income tax income(4,517,188) 98,376,642 Deferred income tax liabilities, net(243,200,594) (149,341,140) Deferred income tax liability, net, disclosed in the consolidated statement of financial position 06-30-202612-31-2025ARS 000ARS 000Deferred income tax asset66,060,150 4,177,107 Deferred income tax liability(215,401,290) (247,377,701) Deferred income tax liability, net(149,341,140) (243,200,594) Consolidated statement of financial position -19 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7. Financial assets and liabilities 7.1. Trade and other receivables 06-30-202612-31-2025ARS 000ARS 000Non-current:Trade receivables - CAMMESA75,041,070 115,655,945 Receivables from shareholders (Note 10)16,912,584 7,025,910 Other receivables4,826,874 5,508,324 96,780,528 128,190,179 Current:Trade receivables - CAMMESA568,515,948 258,148,238 Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.3,931,746 4,747,982 Trade receivables - Large users112,566,792 28,901,314 Trade receivables - Forest clients8,487,414 3,733,023 Trade receivables - Oil and gas clients924,768 - Receivables from associates and other related parties (Note 10)87,438 94,841 Guarantee deposits (Note 15)17,430,400 2,450,425 Insurance claims receivable- 11,221,920 Other receivables30,550,832 11,609,692 742,495,338 320,907,435 Allowance for doubtful accounts - Exhibit E(312,702) (499,655) 742,182,636 320,407,780 CVO receivables: As described in Note 1.2.a) to the consolidated financial statements for the year ended December 31, 2025, already issued, in 2010 the Company approved an agreement with the former Energy Secretariat (the “CVO Agreement”) and, with effect as of March 20, 2018, CAMMESA granted commercial authorization for the combined cycle operation of the Central Vuelta de Obligado thermal power plant (the “Commercial Authorization”). Receivables under the CVO Agreement are included in “Trade receivables - CAMMESA”. CVO receivables are denominated in US dollars and accrued interest at a rate of LIBOR plus 5%. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, for the purpose of determining the applicable interest, this rate has been replaced by the Secured Overnight Financing Rate (SOFR) published in the CME source (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%. As a consequence of the Commercial Authorization and in accordance with the CVO Agreement, the Company collects the CVO receivables converted into US dollars in 120 equal and consecutive installments. During the six-month periods ended June 30, 2026 and 2025, collections of CVO receivables amounted to 50,658,910 and 41,886,399, respectively. Information on the Group’s objectives and policies for managing credit risk is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, already issued. The breakdown by maturity of trade and other receivables as of the respective dates is as follows: -20 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. TotalTo dueUp to 90 days91 - 180 days181 - 270 days271 - 360 daysOver 360 daysARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 00006-30-2026838,963,164 818,970,984 16,190,850 2,904,720 197,106 400,140 299,364 12-31-2025448,597,959 437,557,176 9,124,858 876,797 335,843 341,574 361,711 Past due 7.2. Trade and other payables 06-30-202612-31-2025ARS 000ARS 000Current: Trade and other payables296,881,650 124,200,105 296,881,650 124,200,105 Trade payables are non-interest bearing and are normally settled within 60 days. Information on the Group’s financial risk management objectives and policies is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, already issued. For the terms and conditions related to payables with related parties, refer to Note 10. 7.3. Loans and borrowings 06-30-202612-31-2025ARS 000ARS 000Non-currentLong-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9)277,671,966 (1)219,904,053 (1)Other long-term loans (Note 7.3.11)74,100,000 - Corporate bonds - CPSA Program (Note 7.3.6) 323,443,536 (1)129,032,275 (1)675,215,502 348,936,328 CurrentLong-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9)40,707,576 (1)43,347,636 (1)Other long-term loans (Note 7.3.11)517,218 - Corporate bonds - CPSA Program (Note 7.3.6) 5,068,440 (1)73,529,029 (1)Loan origination costs payable (Note 7.3.9)- 8,308,300 Short-term loans for import financing (Note 7.3.10)62,605,608 - Other short-term loans (Note 7.3.9)104,344,656 - Bank and investment accounts overdrafts107,256,786 18,903,761 320,500,284 144,088,726 (1) Net of debt issuance costs. -21 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7.3.1. Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”) On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. (“CP La Castellana”) and CP Achiras S.A.U. (“CP Achiras”), respectively, entered into agreements with and agreed on the structuring of a series of loan agreements with: (i) International Finance Corporation (“IFC”) on its own behalf, as Eligible Hedge Provider and as an implementing entity of the Managed Co-Lending Portfolio Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, the “IDB Group”, and together with IFC, the “Senior Creditors”), in favor of CP La Castellana and CP Achiras for a total principal amount of up to USD 100,050,000 and USD 50,700,000, respectively. In accordance with the terms of the agreement entered into by CP La Castellana S.A.U., USD 5 million accrued an interest rate equal to LIBOR plus 3.5%, and the remainder at LIBOR plus 5.25% until August 15, 2023. As a consequence of the discontinuation of the LIBOR rate, which occurred on June 30, 2023, CP La Castellana S.A.U., together with the IDB Group and IFC, amended the loan agreements on June 29, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019. In accordance with the terms of the agreement entered into by CP Achiras, USD 40.7 million accrued a fixed interest rate equal to 8.05%, and the rest accrued a 6.77% fixed interest rate, and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019. As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have committed to maintain a “Historical Senior Debt Service Coverage Ratio” of at least 1.05:1.00. Likewise, such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. These ratios must be maintained until the project completion date and are calculated by dividing the sum of EBITDA, as defined in the respective loan agreements, for the four most recent financial quarters prior to the calculation date, by the sum of all scheduled debt payments due in those same four quarters. In addition, as a guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have a first-ranking registered pledge over the financed assets in favor of IFC and IIC. Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement”, under which CPSA fully, unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the project compliance date), hedging agreements, a guarantee trust, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. On February 16, 2023, CP La Castellana and CP Achiras fulfilled all the requirements and conditions to certify the occurrence of the project compliance date. As a result, the Guarantee Agreement granted by CPSA was released. The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of CP La Castellana and CP Achiras as follows: (i) until each project compliance date, (a) it shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras; and (b) CPR shall maintain -22 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras. In addition, (ii) after each project compliance date, the Company shall maintain (x) directly or indirectly, at least fifty point one percent (50.1%) beneficial ownership of CP La Castellana, CP Achiras and CPR; and (y) control of CP La Castellana, CP Achiras and CPR; and CPR shall maintain control of CP La Castellana and CP Achiras. As a result of the merger by absorption between CPSA and CPR, as from October 1, 2025, the obligations originally assumed by CPR are fulfilled by CPSA. Finally, there are certain requirements that CP Achiras and CP La Castellana must comply with in order to distribute dividends. As of June 30, 2026, the Group has complied with all the requirements described above established in the loan agreements. Under the executed guarantee trust agreement, as of June 30, 2026 and December 31, 2025, there are trade receivables with specific assignment amounting to 14,935,686 and 6,440,433, respectively. As of June 30, 2026 and December 31, 2025, the balance of these loans amounts to 93,640,170 and 100,108,872, respectively. 7.3.2. Loan from Kreditanstalt für Wiederaufbau (“KfW”) On March 26, 2019, the Company entered into a loan agreement with KfW for an amount of up to USD 56 million to finance the acquisition of two gas turbines, equipment and related services for the Luján de Cuyo cogeneration plant project. In accordance with the terms of the agreement, the loan accrues an interest rate of LIBOR plus 1.15%. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments starting six months after the commissioning of the gas turbines and their equipment. Pursuant to the loan agreement, among other obligations, CPSA must maintain a leverage ratio of no more than 3.5:1.00 as of December 31 of each year. The Company has complied with this requirement. As of June 30, 2026 and December 31, 2025, the balance of this loan amounted to 26,945,724 and 28,977,209, respectively. 7.3.3. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U. On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC, acting on its own behalf, as Eligible Hedge Provider and as an implementing entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million. Pursuant to the terms of the agreement signed with Vientos La Genoveva S.A.U., this loan accrued an interest rate equal to LIBOR plus 6.50% until August 15, 2023. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, Vientos La Genoveva S.A.U., together with IFC, amended this agreement on June 14, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 55 equal and consecutive installments starting November 15, 2020. -23 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has committed to maintain a “Historical Senior Debt Service Coverage Ratio” of at least 1.05:1.00, and such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. Such ratio is calculated by dividing the sum of the EBITDA (as defined in the loan agreement) for the most recent four financial quarters prior to the calculation date by the sum of all scheduled debt payments due in those four quarters. In addition, as a guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has granted a first-ranking pledge over the financed assets in favor of IFC. Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement”) under which CPSA fully, unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U. until the project reached the project completion date, hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. Pursuant to the Guarantee Agreement, among other obligations, CPSA had committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. On November 29, 2024, Vientos La Genoveva S.A.U. fulfilled all the requirements and conditions necessary to confirm the occurrence of the project completion date, as a result of which the Guarantee Agreement granted by CPSA was released. Finally, there are certain requirements that Vientos La Genoveva S.A.U. must meet in order to distribute dividends. As of June 30, 2026, the Group has complied with all the requirements described above established in the loan agreement. Pursuant to the signed guarantee trust agreement, as of June 30, 2026 and December 31, 2025, there are trade receivables with specific assignments amounting to 5,116,381 and 3,020,608, respectively. As of June 30, 2026 and December 31, 2025, the balance of the loan amounted to 74,142,978 and 76,070,395, respectively. 7.3.4. Loans from Banco de Galicia y Buenos Aires S.A. to the subsidiary Puerto Energías Renovables S.A.U. (formerly Vientos La Genoveva II S.A.U.) On July 23, 2019, the subsidiary Puerto Energías Renovables S.A.U. (formerly Vientos La Genoveva II S.A.U.) (hereinafter, “PERSAU”) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million. According to the terms of the agreement, the loan accrued interest at a rate equal to LIBOR plus 5.95%. Due to the discontinuation of the LIBOR rate on June 30, 2023, PERSAU and Banco de Galicia y Buenos Aires S.A. executed an amendment to the loan agreement on July 21, 2023, whereby the interest rate was changed -24 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. to SOFR plus a fixed CAS of 0.42826%, effective as of July 24, 2023. The loan is amortizable quarterly in 26 installments, starting from the ninth calendar month following the disbursement date. Under this loan agreement, the subsidiary PERSAU had committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 until the end of June 2025 and 2.25 thereafter, and (ii) an EBITDA to financial debt service ratio above 1.00 until the end of June 2025 and 1.10 thereafter, both until full repayment of the outstanding amounts. On June 18, 2025, following the amendment granted by Banco de Galicia y Buenos Aires S.A. in connection with the merger by absorption of CPRES, CP Manque S.A.U. and CP Los Olivos S.A.U., PERSAU committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 and (ii) an EBITDA to financial debt service ratio above 1.00, both until full repayment of the outstanding amounts. Finally, there are certain requirements that the subsidiary must meet in order to distribute dividends. As of June 30, 2026, the subsidiary has complied with the aforementioned requirements. On May 24, 2019, CPRES (a company now absorbed by PERSAU) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to finance the construction of the “La Castellana II” wind farm. According to the terms of the agreement, the loan accrues a fixed interest rate of 8.5% during the first year, increasing by half a percentage point annually until the sixty-first interest period, and is amortizable quarterly in 25 installments starting May 24, 2020. Under the loan agreement, the subsidiary CPRES had committed to maintain certain financial ratios until full repayment of the outstanding amounts. As a result of the corporate reorganization through which CPRES was absorbed by PERSAU, as from June 18, 2025, the ratios to be complied with are those previously mentioned in connection with the loan granted to PERSAU. Furthermore, as collateral for the obligations assumed, the subsidiary PERSAU maintained first-ranking pledges over the financed assets in favor of Banco de Galicia y Buenos Aires S.A. On January 26, 2026, PERSAU and Banco de Galicia y Buenos Aires S.A. agreed to cancel the pledges related to both financings, considering that as of that date only two installments remained for the full repayment of the loans. The cancellation of both pledges took place on February 1, 2026 and March 5, 2026, respectively. Other related agreements and documents, such as the surety (the “Fianza”, under which CPSA fully, unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations assumed by PERSAU and CPRES until full repayment of the guaranteed obligations or until the project reaches the project compliance date, whichever occurs first), share pledge agreements, wind turbine pledge agreements, direct agreements and promissory notes have been executed. On September 3, 2021, PERSAU and CPRES fulfilled all the requirements and conditions necessary to certify the occurrence of the project compliance date, and therefore the Fianza granted by the Company was released. The loan originally entered into by CPRES was fully repaid at maturity on May 26, 2026. As of December 31, 2025, the outstanding balance of these loans amounted to 9,378,822. As of June 30, 2026, the outstanding balance of the loan with PERSAU amounted to 3,321,162; subsequent to the end of the period, such loan was repaid at maturity. -25 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7.3.5. Financial trust corresponding to Thermal Station Brigadier López Within the framework of the acquisition of the Thermal Station Brigadier López, the Company assumed the role of settlor under the financial trust previously entered into by Integración Energética Argentina S.A., which was the former owner of the plant. The financial debt balance at the transfer date of the plant was USD 154,662,725. In accordance with the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBOR rate plus 5% or equal to 6.25%, whichever was greater, and was amortized monthly. On April 5, 2022, the outstanding balance was fully repaid. Under the financial trust agreement, as of December 31, 2025, there were trade receivables with specific assignment amounting to 884,757. During December 2024, CPSA initiated arbitration proceedings before the Buenos Aires Stock Exchange to recover the amounts corresponding to the reserve fund and proceed with the subsequent dissolution of the financial trust. In April 2026, the Company was notified of the arbitration award issued by the tribunal, which upheld CPSA’s claim, ordering the reimbursement to CPSA of the amounts held in the reserve fund, adjusted at an annual interest rate of 6%, plus costs. In June 2026, the Company received the amounts corresponding to principal amounting to 6,951,771, while the award of interest was appealed by the defendant. As of the date of issuance of these financial statements, such appeal is pending resolution by the Court of Appeals. 7.3.6. CPSA Notes Program On July 31, 2020, the Extraordinary General Shareholders’ Meeting of the Company approved the creation of a new global program for the issuance of notes for a maximum outstanding amount at any time during the term of the program of USD 500,000,000 (or its equivalent in other currencies), to be issued as short-, medium- or long-term notes, simple, non-convertible into shares, under the terms of the Negotiable Obligations Law (the “Program”). Additionally, the Board of Directors was granted authority to determine and establish the conditions of the Program and of the negotiable obligations to be issued under it, insofar as such conditions were not expressly determined by the shareholders’ meeting. On October 29, 2020, the CNV approved the creation of the aforementioned Program. On June 11, 2025, the CNV approved the extension of the Program’s term until October 29, 2030 and the increase of the Program’s amount up to USD 1,000,000,000. Under this Program, the Company issued four types of securities: (a) on September 17, 2023, the issuance and settlement of Class A Notes took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of these Notes are as follows: (i) nominal value issued: USD 37,232,818, (ii) interest rate, determined through bidding: 7%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 30 months from September 17, 2023, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A.; (b) on October 17, 2023, the issuance and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B Notes) took place, denominated, issued, and payable in U.S. dollars abroad, under the Reg S scheme. The characteristics of this bond are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 10%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 24 months from October 17, 2023, and (vi) applicable law and deposit location: New York, Euroclear; and -26 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. (c) on August 25, 2025, the issuance and settlement of Class C Notes took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of these Notes are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 8%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 48 months from August 25, 2025, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A.; and (d) on April 30, 2026, the Company issued in the local market Class D Notes, denominated, subscribed and payable in U.S. dollars; the characteristics of these Notes are as follows: (i) nominal value issued: USD 130,120,007, (ii) interest rate, determined through bidding: 6%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 48 months from April 30, 2026, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A. (e) subsequent to the end of the period, on July 27, 2026, the Company issued Class E Notes in the local market, denominated, subscribed and payable in U.S. dollars; the characteristics of these Notes are as follows: (i) nominal value issued: USD 94,283,031, (ii) interest rate, determined through bidding: 5.5%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 36 months from July 27, 2026, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A. On October 20, 2023, the Company decided to reopen Class A Notes, a procedure that allows offering in the market a security that replicates all the conditions of the previously offered instrument, incorporating the interest rate determined in the original offering (7%) and bidding the price. As a result of this process, the Company issued an additional USD 10,000,000 for Class A Notes, with an issuance price of 102.9%. Thus, the total nominal value of Class A amounts to USD 47,232,818. On August 28, 2025, the Company decided to reopen Class C Notes, issuing an additional USD 39,067,309 with an issuance price of 100.06%. Therefore, the total nominal value of Class C amounts to USD 89,067,309. On October 17, 2025, Class B Notes were fully canceled. On January 16, 2026, the Company carried out the early redemption of Class A Notes, which included the full repayment of the nominal value and the accrued interest up to that date. 7.3.7. CPSA´s Share Buyback Programs Considering the volatility of the market and the divergence between the Company's share price and the current economic reality of its assets or their future potential, which is detrimental to the interests of the Company's shareholders, and taking into account the Company's strong cash position and availability of funds, the Board of Directors has implemented several share buyback programs, ensuring in each case that treasury shares do not exceed the legal limit of 10% of the issued share capital. On October 13, 2022, the Company’s Board of Directors approved the creation of a share buyback program for the acquisition of the Company’s own shares for a maximum amount of up to USD 10,000,000 and for a period of 180 consecutive days. This program expired on April 11, 2023. Under this program, the Group repurchased 252,034 shares with a nominal value of $1 for a total amount of 254,501. See Note 9. On August 24, 2023, the Company’s Board of Directors approved the creation of a new share buyback program for the acquisition of the Company’s own shares for a maximum amount of up to USD 10,000,000 and for a period of 180 consecutive days. This program expired on February 20, 2024. Under this program, the Group -27 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. repurchased 2,299,993 shares with a nominal value of $1 for a total amount of 4,754,693. The deadline for the disposal of these shares, in accordance with the Capital Markets Law, expires on October 11, 2026. On September 25, 2025, the Company’s Board of Directors approved the creation of a new share buyback program for the acquisition of the Company’s own shares, in accordance with applicable regulations, for a maximum amount of up to USD 20,000,000 and for a period of 180 consecutive days. This program expired on March 24, 2026. Under this program, the Group repurchased 2,756,000 shares with a nominal value of $1 for a total amount of 3,762,901. The deadline for the disposal of these shares, in accordance with the Capital Markets Law, expires on October 17, 2028. The transactions carried out under these programs were recorded as acquisitions of treasury shares in accordance with IAS 32 and applicable CNV regulations; therefore, the consideration paid for such shares was recognized directly in equity. 7.3.8. Mitsubishi Corporation Loan On November 29, 1996, Central Costanera S.A. signed a contract with Mitsubishi Corporation for the installation of a turnkey combined cycle power plant. The original agreement included financing of USD 192.5 million for 12 years from the provisional acceptance of the project, with a fixed annual interest rate of 7.42% and semiannual amortization of principal and interest. On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed to the restructuring of such liability. Among the main restructuring conditions, the following stand out: waiver of accrued and accumulated interest as of September 30, 2014 amounting to USD 66,061,897; rescheduling of principal of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be fully repaid before December 15, 2032; a minimum annual payment of USD 3,000,000 in principal, in quarterly installments; a fixed annual interest rate of 0.25%; and certain restrictions on dividend payments. Considering the restrictions imposed at the time by the Central Bank of Argentina (see Note 13), several amendments to the loan agreement have been executed since September 30, 2020. The loan includes certain financial covenants, which as of June 30, 2026, have been fully complied with by Central Costanera S.A. Moreover, as a guarantee of the obligations undertaken, Central Costanera S.A. maintains a first-ranking pledge over the financed asset in favor of Mitsubishi Corporation, the amount of which has varied depending on the refinancing obtained. As of June 30, 2026 and December 31, 2025, the outstanding balance of the liability amounted to 54,279,732 and 48,716,391, respectively. 7.3.9. Loans with IFC and Banco de Galicia y Buenos Aires S.A. On December 19, 2025, the Company entered into a loan agreement with IFC for an amount of USD 300 million, to finance the acquisition of the shares of Piedra del Águila Hidroeléctrica Argentina S.A. (see Note 1.1) and part of the battery energy storage project at the Nuevo Puerto power plant (see Note 1.2.r of the financial statements for the year ended December 31, 2025, already issued). In accordance with the terms of the agreement, the loan accrues an interest rate equal to SOFR plus 4.00% or SOFR plus 4.15%, depending on the tranche. The term of the loan ranges between 7 and 9 years depending on the tranche and includes a 2-year grace period and quarterly amortizations. Upon execution of the financing -28 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. agreement, certain structuring and syndication costs became due, amounting to USD 5,720,000. Such amount was paid in January and February 2026. As from January 2, 2026, this loan accrues a 1% commitment fee, calculated on the undisbursed balances. CPSA has committed to maintain an “Adjusted Interest Coverage Ratio” of at least 2.00:1.00 and a Net Financial Debt to Adjusted EBITDA ratio (as defined in the loan agreement) not exceeding 3.00:1.00, measured quarterly on a consolidated last twelve months basis. Additionally, the loan agreement establishes other customary obligations and restrictions for financings of this type, which include, among others: (i) certain limitations on consolidations, mergers and asset sales; (ii) restrictions on incurrence of additional indebtedness; (iii) limitations on dividend payments; (iv) limitations on capital expenditures; and (v) restrictions on the creation of liens. The Company received a first disbursement of USD 50 million under the aforementioned loan on April 16, 2026. As of June 30, 2026, the outstanding balance of this liability amounted to 66,049,776. Additionally, on January 5, 2026, the Company entered into a bridge loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 200 million, at an interest rate of 5% per annum and for a term of 180 days from the disbursement date, which was disbursed on January 6, 2026. In accordance with the provisions of the loan agreement, the funds obtained were used for the acquisition of the shares of Piedra del Águila Hidroeléctrica Argentina S.A. On May 5, 2026, the Company made an early repayment of approximately USD 130 million of this bridge financing. In turn, on June 16, 2026, the Company agreed with Banco de Galicia y Buenos Aires S.A. to extend the maturity date of the loan until August 13, 2026 and to modify the interest rate applicable during the extended period, which was set at 3.5%. As of June 30, 2026, the outstanding balance of this liability amounted to 104,344,656. 7.3.10. Short-term loans for import financing During 2025, CPSA entered into a master agreement with Banco Santander for an amount of up to USD 50,000,000 to finance foreign trade transactions. Between January and March 2026, three disbursements were made for a total of USD 18,606,382, at an average annual interest rate of 6.12%, with maturity in July 2026. These loans were repaid at maturity. Additionally, during 2026, Central Costanera S.A. entered into two master agreements with BBVA for the same purpose, for maximum amounts of up to USD 7,500,000 and USD 17,000,000, respectively. Under the first master agreement, two disbursements were made in January 2026 for a total of USD 6,781,866, at an average annual interest rate of 6.31%, with maturity in July 2026. On April 17, 2026, a disbursement of USD 15,964,178 was made under the second master agreement, at an annual interest rate of 6.08%, with a maturity in July 2026. These loans were repaid at maturity. 7.3.11. Loan from Banco Santander International On May 11, 2026, CPSA agreed to a financing with Banco Santander International for an amount of USD 50 million, to be repaid in a single installment 48 months after the loan disbursement date. The applicable interest rate is SOFR + 1.42%. -29 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7.4. Quantitative and qualitative information on fair values Valuation techniques The fair value reported for financial assets represents the amount at which the instrument could be exchanged in a regular transaction between mutually consenting parties, and not in a forced or liquidation transaction. The following methods and assumptions were used to estimate the fair values: Management has assessed that the fair values of current trade receivables approximate their carrying amounts, largely due to the short-term maturities of these instruments. The Group assesses long-term receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer. The fair value of quoted debt securities, mutual funds, equity instruments and corporate bonds is based on the quoted prices as of the reporting period end date. The fair value of interest-bearing debts and loans approximates their carrying amount. Fair value hierarchy The following table shows the fair value hierarchy of financial assets measured at fair value on a recurring basis as of June 30, 2026 and December 31, 2025: As of June 30, 2026Measurement dateTotalLevel 1Level 2ARS 000ARS 000ARS 000Activos medidos por su valor razonableFinancial assets at fair value through profit or lossMutual funds06.30.202664,990,146 64,990,146 - Public debt securities06.30.2026272,142,624 272,142,624 - Interest rate swap06.30.20266,347,406 - 6,347,406 Interest in companies06.30.2026222,425,970 222,425,970 - Total financial assets measured at fair value565,906,146 559,558,740 6,347,406 As of December 31, 2025Measurement dateTotalLevel 1Level 2ARS 000ARS 000ARS 000Activos medidos por su valor razonableFinancial assets at fair value through profit or lossMutual funds31.12.202549,664,952 49,664,952 - Public debt securities31.12.2025243,001,397 243,001,397 - Stocks and corporate bonds31.12.20257,359,492 7,359,492 - Interest rate swap31.12.20255,590,023 - 5,590,023 Interest in companies31.12.2025169,813,531 169,813,531 - Total financial assets measured at fair value475,429,395 469,839,372 5,590,023 Fair value measurement using:Fair value measurement using: -30 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. There were no transfers between hierarchies and there were no significant variations in asset values. The information on the Group’s objectives and financial risk management policies is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, which have already been issued. 8. Non-financial assets and liabilities 8.1. Other non-financial assets 06-30-202612-31-2025ARS 000ARS 000Non-current:Tax credits78,546 372,757 Income tax credits727,662 430,426 Prepayments to vendors25,075,440 10,707,815 25,881,648 11,510,998 Current:Prepayments to vendors33,656,220 8,426,282 Prepayment insurance11,687,052 612,629 Tax credits8,136,180 10,633,647 Others3,633,864 2,841,402 57,113,316 22,513,960 8.2. Other non-financial liabilities 06-30-202612-31-2025ARS 000ARS 000Non-current:VAT payable13,025,298 20,314,608 Tax on bank account transactions payable2,430,480 1,426,017 15,455,778 21,740,625 Current:VAT payable96,790,902 48,197,498 Turnover tax payable1,708,746 634,700 Income tax withholdings payable1,553,136 1,289,710 Concession fees and royalties1,941,420 371,528 Tax on bank account transactions payable6,409,650 2,709,127 Bid guarantees (Note 15)17,430,400 2,450,425 Others2,410,616 236,282 128,244,870 55,889,270 -31 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 8.3. Compensation and employee benefits liabilitie 06-30-202612-31-2025ARS 000ARS 000Non-current:Employee long-term benefits10,888,254 9,711,512 Current:Employee long-term benefits4,819,464 4,469,305 Vacation and annual statutory bonus19,022,952 15,487,804 Contributions payable5,450,796 4,511,485 Bonus accrual11,486,982 18,635,554 Others1,215,240 456,315 41,995,434 43,560,463 8.4. Right-of-use assets Land ConcessionLand UsufructARS 000ARS 000ARS 000ARS 000CostAs of December 31, 2024- - 1,548,509 1,548,509 Additions- - - - As of December 31, 2025- - 1,548,509 1,548,509 Additions363,068,256 27,174,725 - 390,242,981 Conversion- - 28,735 28,735 As of June 30, 2026363,068,256 27,174,725 1,577,244 391,820,225 Accumulated depreciationAs of December 31, 2024- - (100,181) (100,181) For the period- - (87,778) (87,778) As of December 31, 2025- - (187,959) (187,959) For the period(6,051,492) (566,140) (44,703) (6,662,335) Conversion- - (3,488) (3,488) As of June 30, 2026(6,051,492) (566,140) (236,150) (6,853,782) Net book valueAs of December 31, 2025- - 1,360,550 1,360,550 As of June 30, 2026357,016,764 26,608,585 1,341,094 384,966,443 Piedra del Águila Hydroelectric Plant concessionProperty, plant and equipmentTotal 9. Equity reserves On April 30, 2025, the Company’s Shareholders’ Meeting approved an increase in the legal reserve in the amount of 2,568,095 and resolved to allocate the remaining unappropriated earnings as of December 31, 2024 to increase the voluntary reserve for dividend payments, based on the evolution of the Company’s financial condition and in accordance with its current dividend distribution policy. -32 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. On April 30, 2026, the Company’s Shareholders’ Meeting approved to allocate the unappropriated earnings as of December 31, 2025 and the portion of the legal reserve exceeding the amount required by applicable regulations and the by-laws, totaling 29,273,279, to the creation of a voluntary reserve to be used interchangeably for (i) dividend payments, based on the evolution of the Company’s financial condition and in accordance with the Company’s current dividend distribution policy, and (ii) the acquisition of the Company’s own shares. Within the framework of the share repurchase program approved by the Company on October 11, 2022 (see Note 7.3.7), and in accordance with Section 67 of Capital Markets Law No. 26,831, 252,034 ordinary shares, each granting one vote, were automatically cancelled. Such cancellation, as required by applicable regulations, was due to the fact that, after the lapse of a three-year period from their acquisition (carried out between October 20 and November 23, 2022), such treasury shares remained in portfolio without having been disposed of or subject to a shareholders’ resolution as to their use. As a result, the Company’s share capital was automatically reduced by an amount equal to the nominal value of the cancelled shares, resulting in a new share capital of 1,513,770, represented by 1,513,770,222 ordinary shares, each with one vote and a nominal value of $1. In this regard, on May 6, 2026, the CNV resolved to partially cancel the public offering authorization with respect to 252,034 shares as a result of the share capital reduction described above. Accordingly, following such cancellation, CPSA’s share capital authorized for public offering amounts to 1,513,770, represented by 1,513,770,222 registered, book-entry ordinary shares, each granting one vote and with a nominal value of $1. The effects of the cancellation of these shares were presented in the statement of changes in equity included in the consolidated financial statements for the year ended December 31, 2025, already issued, within the accounts “Capital stock – Treasury shares”, “Comprehensive adjustment of treasury shares”, “Cost of treasury shares”, with the difference recognized in “Unappropriated retained earnings”. As of June 30, 2026, the Group holds treasury shares totaling 13,907,841 shares with a nominal value of $1, of which 8,851,848 shares are held by the subsidiary Proener S.A.U., which were not acquired through the share repurchase programs mentioned in Note 7.3.7. The following table shows the evolution of share capital for the last three fiscal years and for the period ended June 30, 2026: Face valueTreasury sharesTotalARS 000ARS 000ARS 000As of January 1, 20231,504,9189,1041,514,022Acquisition of treasury shares(2,300) 2,300 - As of December 31, 20231,502,61811,4041,514,022Movements- - - As of December 31, 20241,502,61811,4041,514,022Acquisition of treasury shares(2,756) 2,756 - Reduction in treasury shares- (252) (252) As of December 31, 20251,499,86213,9081,513,770Movements- - - As of June 30, 20261,499,86213,9081,513,770Capital stock -33 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 10. Information on related parties The following table presents the transactions and the accounts payable to/receivable from related parties as of the corresponding period/year: IncomeExpensesReceivables, other financial and non-financial assetsPayablesARS 000ARS 000ARS 000ARS 000Associates:Distribuidora de Gas Cuyana S.A. (1)06-30-2026- - - - 06-30-202541,447 7,381,666 - 1,020,858 12-31-202547,371 12,748,384 - - Related companies:Energía Sudamericana S.A. (1)06-30-2026- - - - 06-30-20259,350 - - - 12-31-202510,686 - - - RMPE Asociados S.A.06-30-2026- 9,724,884 - - 06-30-2025684 5,785,473 31 - 12-31-20251,471 13,589,013 31 - RPU Agropecuaria S.A.06-30-20261,482 - - - 06-30-20251,697 - - - 12-31-20253,651 - - - Full Logistics S.A.06-30-202638,532 - 51,870 - 06-30-202535,095 - 53,051 - 12-31-2025102,046 - 58,223 - M. Dodero Compañía General 06-30-2026100,776 - 35,568 - de Servicios S.A.06-30-202539,741 - 29,533 - 12-31-202583,364 36,300 36,587 - Minera Cordillera S.A.06-30-20262,964 - 7,410 - 06-30-202563,716 - 5,932 - 12-31-202574,183 - 7,172 - Totals06-30-2026 143,754 9,724,884 94,848 - 06-30-2025 191,730 13,167,139 88,547 1,020,858 12-31-2025 322,772 26,373,697 102,013 - (1) Associate until September 30, 2025. Balances and transactions with shareholders As of June 30, 2026 and December 31, 2025, there is a balance due from shareholders of 16,912,584 and 7,025,910, respectively, corresponding to the personal property tax paid by the Company under the substitute taxpayer regime. -34 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Terms and conditions of transactions with related parties Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the six-month periods ended June 30, 2026 and 2025, the Company has not recognized any impairment losses on related party receivables. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates. During the six-month period ended June 30, 2025, the Group sold 0.21% of its equity interest in subsidiaries, without losing control over such entities. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity. On January 7, 2025, the Shareholders’ Meeting of the subsidiary CPR approved the redemption of all shares held by the minority shareholders of said company, with the exception of one share retained by PERSAU, pursuant to Article 220, paragraph 1 of the General Companies Law ("LGS"), and voluntarily reduced the share capital in accordance with Article 203 of the LGS. Subsequently, on March 31, 2025, CPSA acquired from PERSAU the remaining CPR share. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity. On May 7, 2026, the subsidiary Patagonia Energy S.A. received a capital contribution from a minority shareholder in the amount of USD 12,484,600 (see Note 11.2). 11. Contracts, acquisitions and agreements 11.1. Acquisition of interest in 3C Lithium Pte. Ltd. On January 26, 2026, CPSA carried out a share acquisition and subscription at a price of USD 0.70 per share, through which it reached a 35% equity interest in the share capital of 3C Lithium Pte. Ltd. This company holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the “Tres Cruces” project, located in the province of Catamarca, Argentina. The “Tres Cruces” project is a recently discovered lithium deposit aimed at the development of exploration, drilling and mining activities. The Board of Directors of Minera Cordillera S.A. approved the 2026 business plan, which includes specific expenditures, operating expenses strictly related to the development of the “Tres Cruces” project, including exploration activities, working capital, general administrative expenses and legal or banking fees directly associated with the project. 11.2. Acquisition of Patagonia Energy S.A. On April 12, 2026, CPSA entered into an agreement with Patagonia Assets Limited for the direct and indirect transfer of 100% of the share capital of Patagonia Energy & Resources Limited, the parent company of Patagonia Energy S.A. (“PESA”), which holds a hydrocarbon concession over the block known as Aguada del Chivato / Aguada Bocarey, located in the Neuquén Basin. The transfer of such shareholding was completed on April 16, 2026. The agreed purchase price amounted to USD 50,000,000. Within the measurement period provided by IFRS 3, as of the date of issuance of these condensed interim financial statements, the preliminary purchase price allocation has not yet been completed, since the process of identifying and valuing the assets acquired and liabilities assumed is still ongoing. As part of such process, -35 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. intangible assets consisting of hydrocarbon exploration and evaluation assets amounting to 81,969,420 have been identified. On June 16, 2026, PESA entered into a share purchase option agreement in favor of the supplier Radius Energy LLC and certain employees for up to 13% of PESA’s share capital. This agreement did not have a material impact on these financial statements for the six-month period ended June 30, 2026. 11.3. Award of firm natural gas transportation Within the framework of two open tenders, on April 15, 2026, Transportadora de Gas del Sur S.A. (“TGS”) awarded CPSA firm natural gas transportation services for a volume of 436,804 m³/day (Perito Moreno pipeline) and 428,199 m³/day (Neu-Ba pipeline), for a term of 30 years, at a total price of USD 30,727,676 and ARS 9,340,741,550, respectively. Such amounts shall be paid by CPSA in four equal installments in May, September and December 2026, and in April 2027. 12. Tax inflation adjustment Pursuant to Law No. 27,468, as amended by Law No. 27,430, for the determination of the amount of taxable net income for fiscal years commencing on or after January 1, 2019, the inflation adjustment calculated by applying the provisions set forth in the income tax law may be added to or deducted from the taxable result of the fiscal year. This adjustment will only be applicable (a) if the cumulative variation of the consumer price index (“IPC”) during the 36 months prior to the closing of the fiscal year is higher than 100%, and (b) for the first, second, and third fiscal years commencing on or after its entry into force, if the accumulated IPC variation exceeds 100% by 55%, 30% or 15%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third fiscal years commencing from January 1, 2018, which must be calculated in case the conditions mentioned in paragraphs (a) and (b) are met, shall be allocated one-sixth in that fiscal year and the remaining five-sixths, in equal parts over the five immediately following fiscal years. As of December 31, 2019 and during the following fiscal years, such conditions had already been met. Consequently, the current and deferred income tax has been recognized as from the fiscal year ended December 31, 2019, incorporating the effects derived from the application of the tax inflation adjustment in accordance with the provisions of the income tax law. 13. Measures in the Argentine economy On December 10, 2023, new government authorities took office and issued a series of measures, whose main objectives included: regulatory flexibility for economic development, reducing various expenses with the aim of reducing the fiscal deficit, reduction of subsidies, among others. In the context of the new government, in December 2023, a significant devaluation of the Argentine peso occurred, reflected in the official exchange rate. From 2024 onwards, the national government has taken actions to achieve fiscal balance, which allowed it to achieve, in a short period of time, a primary and financial surplus in relation to Gross Domestic Product, and to initiate a process of deceleration of inflation. -36 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Passing of Law No. 27,742 “Law of Bases” On June 28, 2024, Law No. 27,742 (“Law of Bases”) was enacted, which came into force after its promulgation by the Executive Branch. In the field of energy, the Bases Law modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, electricity, among others. These changes are intended to reconfigure the relationship between the State and the market, with the objective of granting greater prominence to private initiative in order to improve competitiveness and maximize the income obtained. In this regard, the Bases Law empowers the Executive Branch to modify Law No. 15,336 on Electric Energy and Law No. 24,065 on the Regulatory Framework of Electric Energy, which must ensure the following bases: – The free international trade of electricity. – The free commercialization, competition and expansion of markets, and the possibility for end users to choose their supplier. – The explicit identification of the different concepts payable by end users. – The development of electricity transportation infrastructure through open, transparent, efficient and competitive mechanisms. – The review of the administrative structures of the electricity sector, modernizing and professionalizing them. The Law of Bases merges the gas and electricity regulators (ENRE and Enargas) into a single National Gas and Electricity Regulatory Entity, which will have the same functions. In this regard, on July 7, 2025, the Executive Branch issued Decree No. 452/2025, through which said entity was constituted. Foreign exchange market Since December 2019, the Central Bank of Argentina (BCRA) had issued a series of communications indefinitely extending foreign exchange regulations, which included controls on exports and imports, as well as the requirement for prior BCRA authorization to access the foreign exchange market for the remittance of profits and dividends abroad, among other restrictions. In particular, the refinancing of foreign financial debt under certain conditions was required. The effects of these regulations on the Group’s loans as of March 31, 2026, are described in Note 7.3.8. Following the inauguration of the new national government on December 10, 2023, restrictions on payments for imports cleared through customs as from December 13, 2023 were eased, although some of the BCRA-imposed restrictions on access to the Single and Free Exchange Market (MULC) and foreign exchange operations remained in place. Subsequently, on April 11, 2025, the national government implemented a set of measures aimed at easing the regulatory framework governing access to the MULC. These measures included: (i) the establishment of a band scheme for the determination of the exchange rate within which the U.S. dollar may fluctuate in the MULC; the initial band was set between 1,000 and 1,400 pesos, with its limits adjusted at a monthly rate of 1%; (ii) the elimination of the program that allowed the settlement of export proceeds using a split mechanism -37 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. of 80% through the MULC and 20% through the financial market; (iii) the relaxation of access of individuals to the MULC for the purchase of foreign currency, subject to the requirements and conditions established by the BCRA, as well as the maintenance and/or adjustment of certain cross restrictions with securities transactions settled in foreign currency, whether directly or indirectly or on behalf of third parties, and the elimination of the tax surcharge applicable to the purchase of foreign currency in the MULC (while maintaining it for tourism and credit card payments); (iv) the authorization for Argentine companies to distribute dividends to foreign shareholders for fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions; and (vi) specific adjustments regarding certain restrictions on access to the MULC applicable to legal entities, in order to allow such entities to resume access to the MULC under normal conditions. As from January 1, 2026, the BCRA established that the upper and lower limits of the exchange rate band scheme will be adjusted monthly based on the most recently published inflation data, with the objective of mitigating episodes of excessive volatility in the foreign exchange market, while allowing the exchange rate to fluctuate within the bands according to market conditions. Income Tax On June 16, 2021, the Argentine Executive Branch enacted Law No. 27,630, which established changes in the corporate income tax rate for fiscal years commencing on or after January 1, 2021. This law establishes payment of the tax based on a structure of staggered rates depending on the level of accumulated taxable net income. The threshold amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2025 the applicable scale is the following: 25% up to an accumulated taxable net income of 101.7 million pesos, 30% for the excess of such amount up to 1,016.8 million pesos, and 35% for the excess of such amount. Meanwhile, for fiscal year 2026 the applicable scale is the following: 25% up to an accumulated taxable net income of 133.5 million pesos, 30% for the excess of such amount up to 1,335.1 million pesos, and 35% for the excess of such amount. Investment Promotion Plan In order to boost the productive structure while generating employment and fiscal resources, the national government has implemented during 2024 the “Large Investment Incentive Regime” (RIGI), established under the Law of Bases, which will grant tax benefits, access to foreign currency for imports, and, under certain conditions, allow the remittance of profits to investment projects submitted and approved in certain strategic sectors capable of generating exports in the medium and long term. 14. Restrictions on income distribution Pursuant to the General Companies Law and the Bylaws, 5% of the profits of the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock. The profits distributed to individuals residing in Argentina or abroad, and to foreign legal entities, are subject to a withholding of 7% as a dividend tax, provided that such profits correspond to fiscal years closed after December 31, 2017. Pursuant to the General Companies Law and CNV regulations, since the disposal of treasury shares must be made with realized and liquid profits or free reserves, while such shares are held in treasury there is a -38 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. restriction on the distribution of unappropriated retained earnings or free reserves for an amount equivalent to their cost. In addition, certain loan agreements establish requirements for the distribution of dividends (see Notes 7.3.1, 7.3.3, 7.3.4, 7.3.8 and 7.3.9). 15. Guarantees granted In guarantee of the performance of the obligations arising from the concession agreement of the Piedra del Águila Hydroelectric Complex entered into on January 9, 2026 (see Note 1.1), the Company has pledged in favor of the National State all Class “A” shares of PDAHA, representing 51% of the share capital of such company, for the entire 30-year concession term granted to PDAHA. On March 19, 2009, the Group entered into a pledge agreement with the Secretariat of Energy to secure its obligations in favor of the FONINVEMEM trusts under the operation and maintenance agreement of the Timbúes and Manuel Belgrano power plants, whereby it pledged 100% of the shares in TSM and TMB. Additionally, the shares acquired by the Group in Central Costanera S.A. are subject to a pledge, and the Group is carrying out the necessary procedures to cancel it. In turn, the Group has entered into exchange-traded collateral transactions (“cauciones bursátiles”), which are financial transactions secured by short-term negotiable securities denominated in local currency. In connection with the loan agreement described in Note 7.3.11, the Group has granted as collateral T-Bills, which are included within the balance of other non-current financial assets. Furthermore, the Group has granted guarantees for the performance of the agreements described in Notes 1.2.a) and 18.3 to the consolidated financial statements for the fiscal year ended December 31, 2025, already issued, and in Notes 7.3.1, 7.3.3 and 7.3.8. As of June 30, 2026 and December 31, 2025, the Group had delivered deferred payment checks to CAMMESA amounting to 17,430,400 and 2,450,425, respectively, as collateral for bid maintenance obligations related to the National and International Open Call “Almacenamiento AlmaSADI” and for the projects awarded under Resolution S.E. No. 67/2025 (see Note 1.2.r to the consolidated financial statements for the year ended December 31, 2025, already issued), respectively. 16. Subsequent events No events or transactions occurred between the end of the reporting period and the date of issuance of these financial statements that may significantly affect such financial statements. -39 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT A PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, 2026, AND DECEMBER 31, 2025 Main classAt the beginningRestatement of opening balance (2)Translation differencesAdditionsTransfersDisposalsAt the endARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Lands and buildings568,854,310 25,398,132 10,555,821 29,987,172 188,214 (10,983,102) 624,000,547 Electric power facilities3,181,041,179 59,369 59,030,227 17,926,183 1,679,106 (1,041,694,836) 2,218,041,228 Wind turbines609,295,074 - 11,305,764 90,402 - (3,964,350) 616,726,890 Gas turbines66,987,797 - 1,243,483 - - - 68,231,280 Construction in progress22,424,047 - 416,534 166,914,696 (1,867,320) (200,070) 187,687,887 Other123,692,153 - 2,294,154 (1,713,193) - (10,331,022) 113,942,092 Total 06-30-2026 4,572,294,560 25,457,501 84,845,983 213,205,260 - (1,067,173,380) 3,828,629,924 12-31-2025Main classAt the beginningRestatement of opening balance (2)Translation differencesChargesDisposals and impairmentAt the endNet book valueNet book valueARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Lands and buildings103,408,927 - 1,918,296 7,408,518 (10,116,132) 102,619,609 521,380,938 (3)465,445,383 (3)Electric power facilities1,559,905,008 140,381 28,947,192 93,591,673 (1,041,232,452) 641,351,802 1,576,689,426 1,621,136,171 Wind turbines193,257,000 - 3,586,687 15,473,562 (1,621,308) 210,695,941 406,030,949 416,038,074 Gas turbines- - - - - 68,231,280 66,987,797 Impairment of gas turbines (1)35,944,594 - 666,733 - - 36,611,327 (36,611,327) (35,944,594) Impairment of electric power facilities, lands and buildings, construction in progress and others (1)239,092,144 - 4,437,502 (10,286,562) - 233,243,084 (233,243,084) (239,092,144) Construction in progress- - - - - - 187,687,887 22,424,047 Other95,032,718 - 1,764,117 2,843,958 (10,314,720) 89,326,073 24,616,019 28,659,435 Total 06-30-2026 2,226,640,391 140,381 41,320,527 109,031,149 (1,063,284,612) 1,313,847,836 2,514,782,088 2,345,654,169 06-30-2026Cost06-30-2026Depreciation and impairment (1) See Note 2.3.8 to the consolidated financial statements for the year ended December 31, 2025, already issued. (2) Corresponds to subsidiaries whose functional currency is the Argentine peso. See Note 2.2.3. (3) Includes right-of-use assets amounting to 27,949,680 and 1,360,551 as of June 30, 2026 and December 31, 2025, respectively. See Note 8.4. -40 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT B INTANGIBLE ASSETS AS OF JUNE 30, 2026, AND DECEMBER 31, 2025 12-31-2025Main classAt the beginningAdditionsTranslation differencesAt the end At the beginning %Translation differencesCharges At the end Net book value Net book value ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Transmission lines and electrical substations for wind farms36,245,969 - 669,166 36,915,135 13,431,621 5239,826 902,538 14,573,985 22,341,150 22,814,348 Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)217,621,138 - 4,038,638 221,659,776 169,180,192 103,139,357 2,467,530 174,787,079 46,872,697 48,440,946 Hydrocarbon exploration and evaluation assets- 81,969,420 (2)- 81,969,420 - -- - - 81,969,420 - BL contracts impairment(1)- - - - 30,358,959 10562,971 (1,545,726) 29,376,204 (29,376,204) (30,358,959) Transmission lines and electrical substations for wind farms impairment (1)- - - - 423,266 516,889 (11,856) 428,299 (428,299) (423,266) Total 06-30-2026 253,867,107 81,969,420 4,707,804 340,544,331 213,394,038 3,959,043 1,812,486 219,165,567 121,378,764 40,473,069 06-30-2026Amortization and impairmentCost (1) See Note 2.3.8 to the consolidated financial statements for the year ended December 31, 2025, already issued. (2) Incorporated into the Company’s equity through the business combination completed on April 16, 2026 (see Note 11.2). -41 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT E ALLOWANCES DEDUCTED FROM ASSETS AND PROVISIONS INCLUDED IN LIABILITIES AS OF JUNE 30, 2026, AND DECEMBER 31, 2025 12-31-2025Main classAt beginningTranslation differencesIncreasesDecreasesRecoveriesAt endAt endARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Inventories13,749,121 255,779 - - - 14,004,900 13,749,121 Trade and other receivablesAllowance for doubtful accounts - Trade receivables499,655 (221) 100,776 - (287,508) 312,702 499,655 Total 06-30-2026 14,248,776 255,558 100,776 - (287,508) 14,317,602 Total 12-31-2025 13,589,649 - 1,523,680 (38,726)(1) (825,827) 14,248,776 LIABILITIESProvisionsCurrentProvision for lawsuits and claims3,892,741 12,329 1,086,306 (663,936) - 4,327,440 3,892,741 Total 06-30-2026 3,892,741 12,329 1,086,306 (663,936) - 4,327,440 Total 12-31-2025 3,867,855 - 1,019,226 (994,340)(1) - 3,892,741 06-30-2026ASSETSNon-current (1) Corresponds to the gain (loss) on net monetary position for the year. -42 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT F COST OF SALES FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 ARS 000ARS 000ARS 000ARS 000Inventories and biological assets at the beginning of each period245,837,303 285,484,840 274,589,580 291,540,206 Translation differences4,561,417 - 15,442,136 - Purchases and operating and forest production for each period:– Purchases384,702,006 83,700,085 288,317,180 51,645,606 – Operating expenses (Exhibit H) 352,541,124 193,774,397 226,064,630 101,001,349 – Forest production (Exhibit H) 7,835,334 5,683,428 4,344,402 2,928,280 – Oil and gas production expenses (Exhibit H)3,119,610 - 3,119,610 - – Forest growth and revaluation of biological assets16,568,760 11,272,453 1,229,942 6,613,980 764,766,834 294,430,363 523,075,764 162,189,215 Inventories and biological assets at the end of each period(318,339,528) (298,903,204) (318,339,528) (298,903,204) Total cost of sales 696,826,026 281,011,999 494,767,952 154,826,217 6 months 3 months01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025 -43 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT G FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY (3) AS OF JUNE 30, 2026, AND DECEMBER 31, 2025 AccountsEffective exchange rate (1)Book valueBook valueARS 000ARS 000NON-CURRENT ASSETTrade and other receivablesUSD 50,635 1,483 (2)75,092,920 USD 79,248 115,655,946 Other financial assetsUSD 207,385 1,473 305,478,105 USD 120,341 174,013,086 380,571,025 289,669,032 CURRENT ASSETSCash and cash equivalentsUSD 2,494 1,473 3,673,662 USD 2,792 4,037,232 EUR 1 1,681 1,681 EUR 1 1,699 Other financial assetsUSD 26,060 1,473 38,386,380 USD 127,765 184,748,190 Trade and other receivablesUSD 186,979 1,483 (2)277,293,560 USD 114,495 167,095,915 USD 50,407 1,473 74,249,511 USD 16,492 23,847,432 USD 6,758 1,500 10,137,000 USD 8,008 11,851,840 USD 2,489 1,482 3,688,698 USD 3,851 5,603,205 407,430,492 397,185,513 788,001,517 686,854,545 NON-CURRENT LIABILITIESLoans and borrowingsUSD 463,526 1,482 686,945,532 USD 249,899 363,603,045 Lease liabilitiesUSD 18,328 1,482 27,162,096 USD 1,124 1,635,420 714,107,628 365,238,465 CURRENT LIABILITIESLoans and borrowingsUSD 146,759 1,482 217,496,838 USD 82,758 120,412,890 Trade and other payablesUSD 49,189 1,482 72,898,098 USD 64,718 94,164,433 EUR 2,216 1,695 3,756,696 EUR 2,951 5,055,408 SEK 415 154 63,876 SEK 1,170 186,455 GBP 15 1,968 29,526 ---Lease liabilitiesUSD 1,334 1,482 1,976,988 USD 308 448,397 296,222,022 219,819,186 1,010,329,650 585,057,651 06-30-202612-31-2025Class and amount of foreign currencies other than pesos (in thousands)Class and amount of foreign currencies other than pesos (in thousands) USD: US dollar. EUR: Euro. SEK: Swedish Crown. (1) At the exchange rate as of June 30, 2026, as published by Banco de la Nación Argentina. (2) At the reference exchange rate set forth in Communication “A” 3500 (wholesale) as of June 30, 2026, as published by the Central Bank of Argentina. (3) Information presented in order to comply with the provisions established by the CNV. -44 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT H 1 of 2 INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 AccountsOperating expensesForest production expenses Oil and gas production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000ARS 000Compensation to employees64,840,464 28,158 1,431,612 22,026,966 88,327,200 Other long-term employee benefits1,643,538 - - 343,824 1,987,362 Depreciation of property, plant and equipment107,185,650 - - 1,985,880 109,171,530 Piedra del Águila Hydroelectric Plant concession6,051,492 - - - 6,051,492 Amortization of intangible assets1,812,486 - - - 1,812,486 Purchase of energy and power78,517,842 - - - 78,517,842 Fees and compensation for services20,146,308 - 28,158 22,496,760 42,671,226 Maintenance expenses43,432,974 - - (389,766) 43,043,208 Consumption of materials and spare parts10,455,510 - 75,582 2,964 10,534,056 Insurance8,588,190 - 56,316 75,582 8,720,088 Levies and royalties7,430,748 - 333,450 - 7,764,198 Taxes and assessments1,200,420 - - 5,628,636 6,829,056 Tax on bank account transactions94,848 - - 14,329,458 14,424,306 Forest production services- 7,807,176 - (133,380) 7,673,796 Oil and gas production services- - 1,099,644 139,308 1,238,952 Others1,140,654 - 94,848 1,988,844 3,224,346 Total 06-30-2026 352,541,124 7,835,334 3,119,610 68,495,076 431,991,144 RubrosOperating expensesForest production expenses Oil and gas production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000ARS 000Compensation to employees50,018,246 12,980 - 15,744,191 65,775,417 Other long-term employee benefits1,923,261 - - 336,332 2,259,593 Depreciation of property, plant and equipment58,411,937 - - 1,533,777 59,945,714 Piedra del Águila Hydroelectric Plant concession- - - - - Amortization of intangible assets987,853 - - - 987,853 Purchase of energy and power1,962,342 - - - 1,962,342 Fees and compensation for services17,906,932 349,221 - 15,173,322 33,429,475 Maintenance expenses33,406,275 - - 213,161 33,619,436 Consumption of materials and spare parts15,684,979 - - - 15,684,979 Insurance8,742,482 - - 74,459 8,816,941 Levies and royalties3,325,847 - - - 3,325,847 Taxes and assessments950,959 - - 1,746,944 2,697,903 Tax on bank account transactions103,600 - - 4,430,152 4,533,752 Forest production services- 5,321,227 - 799,267 6,120,494 Others349,684 - - 1,015,193 1,364,877 Total 06-30-2025 193,774,397 5,683,428 - 41,066,798 240,524,623 06-30-202506-30-20266 months6 months -45 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT H 2 of 2 INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 RubrosOperating expensesForest production expenses Oil and gas production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000ARS 000Compensation to employees36,295,254 28,158 1,431,612 11,975,680 49,730,704 Other long-term employee benefits785,316 - - 269,196 1,054,512 Depreciation of property, plant and equipment58,580,710 - - 993,604 59,574,314 Piedra del Águila Hydroelectric Plant concession3,228,962 - - - 3,228,962 Amortization of intangible assets968,084 - - - 968,084 Purchase of energy and power76,566,458 - - - 76,566,458 Fees and compensation for services11,623,514 - 28,158 11,632,858 23,284,530 Maintenance expenses25,149,114 - - (436,754) 24,712,360 Consumption of materials and spare parts4,175,702 - 75,582 2,964 4,254,248 Insurance4,715,826 - 56,316 39,650 4,811,792 Levies and royalties4,657,074 - 333,450 - 4,990,524 Taxes and assessments619,980 - - 2,827,322 3,447,302 Tax on bank account transactions46,478 - - 8,623,180 8,669,658 Forest production services- 4,316,244 - (275,726) 4,040,518 Oil and gas production services- - 1,099,644 139,308 1,238,952 Others(1,347,842) - 94,848 1,266,058 13,064 Total 06-30-2026 226,064,630 4,344,402 3,119,610 37,057,340 270,585,982 RubrosOperating expensesForest production expenses Oil and gas production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000ARS 000Compensation to employees21,598,111 7,030 - 5,637,930 27,243,071 Other long-term employee benefits924,624 - - 161,841 1,086,465 Depreciation of property, plant and equipment30,584,188 - - 811,247 31,395,435 Piedra del Águila Hydroelectric Plant concession- - - Amortization of intangible assets499,347 - - 499,347 Purchase of energy and power1,181,333 - - 1,181,333 Fees and compensation for services10,184,722 177,184 - 7,267,128 17,629,034 Maintenance expenses20,302,807 - - 142,524 20,445,331 Consumption of materials and spare parts9,471,041 - - 9,471,041 Insurance3,810,462 - - 43,765 3,854,227 Levies and royalties1,688,624 - - 1,688,624 Taxes and assessments497,858 - - 832,215 1,330,073 Tax on bank account transactions66,895 - - 2,248,112 2,315,007 Forest production services- 2,744,066 - 225,162 2,969,228 Others191,337 - - 524,259 715,596 Total 06-30-2025 101,001,349 2,928,280 - 17,894,183 121,823,812 3 months04-01-2025 al 06-30-2025 3 months04-01-2026 al 06-30-2026 - 1 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF INCOME for the six-month and three-month periods ended June 30, 2026 01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025ARS 000ARS 000ARS 000ARS 000Revenues664,902,264 301,704,430 464,969,706 159,340,669 Cost of sales(482,595,516) (188,907,185) (349,783,934) (104,376,995) Gross income182,306,748 112,797,245 115,185,772 54,963,674 Administrative and selling expenses(51,296,466) (29,995,863) (27,163,982) (11,907,588) Other operating income16,602,846 28,592,028 4,970,414 16,712,394 Other operating expenses(803,244) (5,026,905) (128,828) (5,001,385) Operating income146,809,884 106,366,505 92,863,376 54,767,095 Loss on net monetary position- (7,163,402) - (3,337,505) Finance income8,431,098 6,654,656 356,210 3,238,629 Finance expenses(26,317,356) (34,705,447) (16,307,530) (23,687,592) Share of the profit of associates173,131,686 137,140,304 84,155,762 77,692,246 Income before income tax302,055,312 208,292,616 161,067,818 108,672,873 Income tax for the period14,114,568 (34,929,885) (32,440,866) (23,031,130) Net income for the period316,169,880 173,362,731 128,626,952 85,641,743 Earnings per share:Basic and diluted (ARS) 210.80 115.37 85.76 56.88 6 months 3 monthsUnauditedUnaudited -2 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF COMPREHENSIVE INCOME for the six-month and three-month periods ended June 30, 2026 01-01-2026 al 06-30-202601-01-2025 al 06-30-202504-01-2026 al 06-30-202604-01-2025 al 06-30-2025ARS 000ARS 000ARS 000ARS 000Net income for the period316,169,880 173,362,731 128,626,952 85,641,743 Other comprehensive income for the periodOther comprehensive income not to be reclassified to income in subsequent periodsForeign currency translation adjustment (1)47,417,569 - 175,313,750 - Other comprehensive income to be reclassified to income in subsequent periodsForeign currency translation adjustment (2)48,600,708 - 2,978,978 - Other comprehensive income for the period96,018,277 - 178,292,728 - Total comprehensive income for the period412,188,157 173,362,731 306,919,680 85,641,743 6 months 3 monthsUnauditedUnaudited (1) Corresponds to the exchange differences arising from the process of translation to the presentation currency. (2) Corresponds to exchange differences arising from the translation of subsidiaries whose functional currency differs from that of the Company. -3 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF FINANCIAL POSITION as of June 30, 2026 06-30-202612-31-2025NotesUnauditedUnauditedARS 000ARS 000Non-current assetsProperty, plant and equipment1,358,657,586 1,246,497,803 Intangible assets17,496,492 18,081,986 Investments in associates62,556,702 34,601,704 Investment in subsidiariesExhibit C1,995,247,722 1,313,057,077 Inventories14,062,698 12,616,367 Other non-financial assets14,611,038 434,794 Trade and other receivables93,932,124 123,684,279 Deferred tax asset43,189,926 - Other financial assets1,493,856 10,157,595 3,601,248,144 2,759,131,605 Current assetsInventories28,291,380 10,785,300 Other non-financial assets38,456,418 6,329,161 Trade and other receivables503,838,504 197,781,216 Other financial assets81,655,236 60,320,169 Cash and cash equivalents2,500,134 33,717,480 654,741,672 308,933,326 Total assets4,255,989,816 3,068,064,931 Equity and liabilitiesCapital stock1,499,862 1,499,862 Adjustment to capital stock569,986,014 559,576,397 Treasury shares13,908 13,908 Comprehensive adjustment of treasury shares4,322,424 4,242,126 Cost of treasury shares(8,694,894) (8,536,133) Legal reserve115,164,604 142,339,738 Voluntary reserve1,010,455,758 992,046,623 Other equity accounts(48,883,770) (47,993,780) Voluntary reserve for future dividends distribution954,872,000 575,633,604 Retained earnings316,169,880 332,495,992 Accumulated other comprehensive income48,600,708 - Total equity 2,963,506,494 2,551,318,337 Non-current liabilitiesOther non-financial liabilities14,726,634 20,537,930 Lease liabilities25,528,932 - Loans and borrowings486,162,690 152,965,057 Compensation and employee benefits liabilities6,233,292 5,339,755 Deferred income tax liabilities- 26,421,491 532,651,548 205,264,233 Current liabilitiesTrade and other payables210,441,036 98,112,042 Other non-financial liabilities87,119,370 39,846,399 Lease liabilities1,778,400 - Loans and borrowings384,331,506 117,531,801 Compensation and employee benefits liabilities26,502,606 28,445,279 Income tax payable49,651,446 27,540,148 Provisions7,410 6,692 759,831,774 311,482,361 Total liabilities1,292,483,322 516,746,594 Total equity and liabilities4,255,989,816 3,068,064,931 - 4 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF CHANGES IN EQUITY for the six-month period ended June 30, 2026 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsAccumulated other comprehensive incomeTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20261,499,862 559,576,397 13,908 4,242,126 (8,536,133) 142,339,738 992,046,623 (47,993,780) 575,633,604 332,495,992 - 2,551,318,337 Net income for the period- - - - - - - - - 316,169,880 - 316,169,880 Other comprehensive income for the - 10,409,617 - 80,298 (158,761) 2,098,145 18,409,135 (889,990) 17,469,125 - 48,600,708 96,018,277 Total comprehensive income for the - 10,409,617 - 80,298 (158,761) 2,098,145 18,409,135 (889,990) 17,469,125 316,169,880 48,600,708 412,188,157 Resolutions of the General Shareholders' Meeting held on April 30, 2026:- Increase in voluntary reserve for future dividends distribution- - - - - (29,273,279) - - 361,769,271 (332,495,992) - - As of June 30, 20261,499,862 569,986,014 13,908 4,322,424 (8,694,894) 115,164,604 1,010,455,758 (48,883,770) 954,872,000 316,169,880 48,600,708 2,963,506,494 Attributable to holders of the parentContributions from ownersRetained earningsCapital stock -5 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF CHANGES IN EQUITY for the six-month period ended June 30, 2025 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20251,502,618 616,687,783 9,978 4,679,462 (4,382,733) 121,970,289 867,978,854 (42,666,430) 447,615,056 58,596,501 2,071,991,378 Net income for the period- - - - - - - - - 173,362,731 173,362,731 Other comprehensive income for the period- - - - - - - - - 173,362,731 173,362,731 Resolutions of the General Shareholders' Meeting held on April 30, 2025:- Increase in legal reserve - - - - - 2,568,095.00 - - - (2,568,095) - - Increase in voluntary reserve for future dividends distribution- - - - - - - - 56,028,406.00 (56,028,406) - Equity transactions (Note 10)- - - - - - - 676,443 - (12,040,250) (11,363,807) As of June 30, 20251,502,618 616,687,783 9,978 4,679,462 (4,382,733) 124,538,384 867,978,854 (41,989,987) 503,643,462 161,322,481 2,233,990,302 Contributions from ownersCapital stockAttributable to holders of the parentRetained earnings - 6 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF CASH FLOWS for the six-month period ended June 30, 2026 06-30-202606-30-2025ARS 000ARS 000Operating activitiesAdjustments to reconcile income for the period before income tax to net cash flows:302,055,312 208,292,616 Adjustments to reconcile income for the period before income tax to net cash flows:Depreciation of property, plant and equipment59,872,800 32,161,105 Amortization of intangible assets920,322 220,000 Loss on disposal of property, plant and equipment363,090 4,927,555 Interest earned from customers(8,592,636) (9,669,349) Finance income(8,431,098) (6,654,656) Finance expenses26,317,356 34,705,447 Share of the profit of associates and subsidiaries(173,131,686) (137,140,304) Movements in provisions and long-term employee benefit plan expense1,228,578 1,405,078 Foreign exchange difference for trade receivables- (18,279,062) Loss on net monetary position- 2,798,332 Working capital adjustments:Increase in trade and other receivables(248,667,818) (19,409,462) Increase in other financial, non-financial assets and inventories(54,041,130) (8,116,183) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits141,983,010 26,100,580 Trade and tax interests paid(121,524) (29,472) Interest received6,059,898 9,269,182 Income tax paid(30,834,492) (8,736,401) Insurance recovery collected- 290,498 Natural gas transportation services paid.(14,173,848) - Net cash flows provided by operating activities806,134 112,135,504 Investing activities Purchase of property, plant and equipment(119,807,844) (100,820,629) Dividends collected- 24,573,717 Acquisition of available-for-sale financial assets, net3,951,012 (38,316,584) Capital contributions to subsidiaries and associates(457,656,420) (21,626,204) Loans granted- (464,057) Net cash flows used in financing activities(573,513,252) (136,653,757) Financing activitiesBank and investment accounts overdrafts received101,779,314 632 Bank and investment accounts overdrafts paid(17,345,328) (533,191) Loans received788,209,110 36,167,839 Loans paid(312,916,890) (4,004,167) Interest and other financial costs paid(18,899,946) (6,888,019) Bank fees and charges(5,007,678) (65,742) Net cash flows provided by financing activities535,818,582 24,677,352 (Decresae) Increase in cash and cash equivalents(36,888,536) 159,099 Exchange difference, translation differences and other financial results5,671,190 (191,948) Monetary results effect on cash and cash equivalents- (430,714) Cash and cash equivalents as of January 133,717,480 849,852 Cash and cash equivalents as of June 302,500,134 386,289 Unaudited -7 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 1. Basis of presentation of the separate financial statements 1.1. Summary of the main material accounting policies applied The Company prepares its separate financial statements in accordance with the provisions in force of the CNV, which approved General Resolution No. 622, which establishes that entities issuing shares and/or negotiable obligations, with certain exceptions, are required to prepare their financial statements in accordance with Technical Resolution No. 26 (and its amendments) of the FACPCE, which provides for the adoption of IFRS Accounting Standards issued by the International Accounting Standards Board (IASB, as per its acronym in English), while other entities will have the option to use either IFRS Accounting Standards or IFRS Accounting Standards for SMEs as a replacement for Argentine Professional Accounting Standards (NCPA). 1.2. Basis for presentation These separate financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with IFRS Accounting Standards. In the preparation of these separate financial statements, the Company has applied the bases of presentation, the material accounting policies, and the significant accounting judgments, estimates and assumptions described in the accompanying condensed consolidated financial statements corresponding to the six-month period ended June 30, 2026. - 8 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation EXHIBIT C CENTRAL PUERTO S.A. INVESTMENT IN SUBSIDIARIES AS OF JUNE 30, 2026, AND DECEMBER 31, 2025 12-31-2025Name and characteristics of securities and issuersClassFace valueNumberCost valueListed priceValue obtained by the equity methodShare of profit of subsidiariesBook valueBook valueARS 000ARS 000ARS 000ARS 000ARS 000INVESTMENT IN SUBSIDIARIESProener S.A.U.1 vote1 207,208,023,541 207,208,024 No cotiza 948,603,006 96,470,790 948,603,006 788,727,040 Vientos La Genoveva S.A.U.1 vote1 1,661,998,361 1,661,998 No cotiza 77,327,796 3,063,294 77,327,796 72,910,757 Puerto Energías Renovables S.A.U. (1)1 vote1 66,630,956,734 66,630,957 No cotiza 250,152,708 19,033,326 250,152,708 226,908,537 CP Achiras S.A.U.1 vote1 6,878,716,650 6,878,717 No cotiza 20,743,554 958,854 20,743,554 19,423,437 CP La Castellana S.A.U.1 vote1 25,483,452,176 25,483,452 No cotiza 49,881,156 4,998,786 49,881,156 44,064,806 CP Cordillera Solar S.A.1 vote1 80,281,161,506 80,281,162 No cotiza 110,131,866 7,399,626 110,131,866 100,859,891 CP Servicios Renovables S.A.1 vote1 625,001 625 No cotiza (1,560,546) 944,034 (1,560,546) (2,458,922) Puerto Energía S.A.U.1 vote1 120,200,000 120,200 No cotiza 1,750,242 1,127,802 1,750,242 611,145 PS Cafayate S.R.L.1 vote10 39,703,764,798 39,703,765 No cotiza 61,630,452 2,729,844 61,630,452 57,827,670 Central Vuelta de Obligado S.A.1 vote1 280,950 281 No cotiza 1,769,508 775,086 1,769,508 4,182,716 Patagonia Energy & Resources Limited1 vote1 64,000 124,928 No cotiza 72,850,674 (1,310,088) 72,850,674 - Piedra del Aguila Hidroeléctrica Argentina S.A.1 vote1 338,590,000,000 338,590,000 No cotiza 401,967,306 38,877,306 401,967,306 - 175,068,660 1,995,247,722 1,313,057,077 (1) Formerly known as Vientos La Genoveva II S.A.U. Name and characteristics of securities and issuersDateCapital stock(Loss) IncomeEquityDirect and indirect equity interest %ARS 000ARS 000ARS 000INVESTMENT IN SUBSIDIARIESProener S.A.U.06.30.2026207,208,024 96,470,790 948,764,544 100.00%Vientos La Genoveva S.A.U.06.30.20261,661,998 3,312,270 72,906,990 100.00%Puerto Energías Renovables S.A.U.06.30.202666,630,957 19,223,022 249,746,640 100.00%CP Achiras S.A.U.06.30.20266,878,717 958,854 20,653,152 100.00%CP La Castellana S.A.U.06.30.202625,483,452 4,998,786 49,881,156 100.00%CP Cordillera Solar S.A.06.30.202680,281,162 7,399,626 110,131,866 100.00%CP Servicios Renovables S.A.06.30.2026625 (944,034) 1,560,546 100.00%Puerto Energía S.A.U.06.30.2026120,200 1,127,802 1,750,242 100.00%PS Cafayate S.R.L.06.30.202639,703,765 2,729,844 61,630,452 100.00%Central Vuelta de Obligado S.A.06.30.2026500 1,385,670 3,165,552 55.89%Patagonia Energy & Resources Limited06.30.2026124,928 (1,296,750) 72,862,530 100.00%Piedra del Aguila Hidroeléctrica Argentina S.A.06.30.2026360,090,000 38,853,594 403,372,242 100.00%06-30-2026Latest available financial information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 19, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact